# SUCCEEDING IN MISSION-CRITICAL MOMENTS

# ANNUAL REPORT 2[illegible]



PLANAR

Planar is one of the world's most accomplished providers of flat-panel displays, with more than 20 years of expertise in display innovation. We provide the most dependable display solutions for demanding applications in industrial, medical, commercial and consumer markets.

## OUR SUCCESS IS

based on understanding and serving our customers – especially in those moments when they most depend on our products and services.

We call these mission-critical moments because they are times when customers come to know Planar:

Display innovation you depend on.

## Summary of Consolidated Financial Data

| Fiscal Year<br>(In thousands, except per share amounts) | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| **Operations:** | | | | | |
| Sales | $ 251,927 | $ 205,929 | $ 207,952 | $ 174,551 | $ 122,914 |
| Gross profit | 76,340 | 60,330 | 64,828 | 40,659 | 33,175 |
| Income (loss) from operations | 25,062 | (3,379) | 22,571 | (2,160) | (3,151) |
| Net income (loss) | 15,202 | (3,062) | 14,537 | 543 | (5,125) |
| Diluted net income (loss) per share | $ 1.04 | $ (0.24) | $ 1.13 | $ 0.05 | $ (0.44) |
| **Balance Sheet:** | | | | | |
| Working capital | $ 73,446 | $ 76,433 | $ 59,286 | $ 50,296 | $ 54,378 |
| Assets | 209,836 | 206,471 | 136,200 | 128,175 | 111,771 |
| Long-term liabilities | 7,080 | 46,943 | 13,392 | 15,486 | 16.622 |
| Shareholders' equity | 150,839 | 124,359 | 96,089 | 73,268 | 72,744 |

# FINANCIAL HIGHLIGHTS

## Price Range of Common Stock

The following table reflects the quarterly high and low closing prices of the company's common stock for the periods indicated, as reported by the Nasdaq Stock Market. Planar common stock trades under the symbol "PLNR."

| | HIGH | LOW |
|---|---|---|
| **Fiscal 2003** | | |
| First Quarter | $ 21.73 | $ 12.21 |
| Second Quarter | 21.47 | 12.59 |
| Third Quarter | 20.74 | 10.57 |
| Fourth Quarter | 24.49 | 18.68 |
| | **HIGH** | **LOW** |
| **Fiscal 2002** | | |
| First Quarter | $ 21.53 | $ 14.54 |
| Second Quarter | 26.25 | 17.75 |
| Third Quarter | 25.59 | 17.30 |
| Fourth Quarter | 20.90 | 14.96 |

## Sales and Sales per Employee

Sales (Millions of dollars)

☐ Sales per Employee (Thousands of dollars, average headcount)


Millions
Thousands
$300
$250
$200
$150
$100
$50
$0
$600
$500
$400
$300
$200
$100
$0
123
138
175
199
208
255
206
296
252
457
1999
2000
2001
2002
2003

# FROM THE CEO

## Fellow Shareholders,

It's particularly fitting that Planar's twentieth anniversary year would set all-time highs in the most important financial metrics. Due in large part to the foundation laid in prior years, the company has never been stronger in its financial discipline, attention to customers' success, superior corporate culture, and, therefore, its capacity to generate shareholder value.

Sales of $252 million beat the previous full-year record by more than 20 percent and are well above the $230 million targeted a year ago. And at the bottom line, net income of $15.2 million was also the highest in the company's history, leading to net income per diluted share of $1.04 for the year.

The four profitable quarters of fiscal 2003 bring the streak now to sixteen straight quarters of profitability for the company, excepting two quarters with non-recurring charges. Also in the past four years, we've more than doubled annual sales. Very few companies, in the technology sector in particular, can claim such performance throughout the recent challenging economic conditions.







What was a bold dream of our founders twenty years ago has become a reality: flat-panel display technology is commonplace in the world. In each of our three business segments, Medical, Industrial and Commercial, Planar has transformed to focus on these markets and meet the needs of end-users relying on us in their most mission-critical moments – five examples of which are presented on subsequent pages.

Critical to Planar's mission in fiscal 2004 will be enhancing our market focus and the extent to which our actions are driven by the needs of end-users of our products. This is part of a major initiative to generate increased business within our core Medical and Industrial markets, to more than offset declines in old-line products with increased growth in current and new areas. We've greatly improved the operational efficiency of Planar's back office in recent years, but future bottom-line gains depend upon a market-focused front office generating growth in the core businesses. For this, I'm confident our strategic execution is on track.

### Growing in Dynamic Markets

Planar capitalizes on the natural diversification of its three main business segments, drawing strength from each in different ways. There are areas of steady growth and emerging opportunities, and aspects of our business with products that are late in their life cycles. We must continue to grow new business as embedded display products continue to commoditize and as we've chosen to prune certain products in the interest of profitability. A better cost structure than most competitors, even for high-mix and low-volume products, is one of the advantages we'll bring to bear in pursuing new growth.

With our Medical segment, Planar is the leader in flat-panel displays for healthcare markets, with a wider range of products and higher sales than any of our competitors in this space. Our acquisition of Dome Imaging Systems in 2002 served very well to integrate digital imaging products and software with our

Critical to Planar's mission in fiscal 2004 will be enhancing our market focus and the extent to which our actions are driven by the needs of end-users of our products.

informatics display systems, creating a single source for the full range of healthcare customers' display needs. The Medical segment must continue to lead with application-specific innovations, such as penetrating opportunities with new digital imaging products targeted at referral and clinical uses. We will continue to apply our unique combination of superior hardware and software technology, distribution-channel versatility and the operating efficiency derived from the strength of our consolidated unit volumes.

New products developed in our Industrial business are aimed squarely at growth opportunities driven by the proliferation of kiosk displays and digital signage. Capitalizing on our offshore sourcing competencies, this innovative line of modular products is highly configurable for a variety of applications, speeding time-to-market for our OEM customers while remaining remarkably cost-effective. These new, color products are part of our strategy to grow beyond the monochrome, embedded components that have been this segment's profitable, but inevitably declining, foundation. A focus on new and expanding markets, coupled with the same high level of display expertise and customer intimacy that have long characterized our approach in this business, will be key to systematically targeting and successfully addressing growth opportunities.

Our Commercial segment has been a tremendous engine for sales growth since we sold our first Planar-branded desktop monitor just three years ago. Back then, some called it foolish to compete against the biggest names in the computer peripherals business, some called it bold, but no one – not even I – foresaw it would be profitably running at an annual sales rate of more than $100 million in its third year. Now shipping more than a quarter-million Planar-branded monitors per year, we have grown to become one of the top 10 monitor suppliers in North America.

Beyond the economic value the Commercial business adds to Planar's bottom line, it has infused the rest of the company with tremendous value in operational and cultural dimensions. Relationships developed with online channel partners have created valuable opportunities for Medical and Industrial products. And the dramatic increase in unit volumes driven by Commercial products provides added influence with suppliers that benefits the other segments' product cost structures. Best of all, we have thrived in a dynamic market by learning to move quickly and change often – an enormous challenge and now a competitive advantage that's spreading throughout the company.

Operations in Planar's back office efficiently support all segments in concert, while each segment's front-office functions of sales, marketing and engineering are focused on their respective markets and driven by end-user needs. The variations in each segment's market fundamentals and business models are managed to be complementary, fostering the strength and steadiness of the company's consolidated results.

### Quantum Projects

Diversification can be especially valuable in new growth markets well beyond those that we already serve. It takes courage and

Q: What's different about Planar today?

A: We've been deliberate in becoming a market-focused, customer-centered, and end-user-driven company, and we're operating much more efficiently. In five years, our business has gone from virtually all embedded components to more than two-thirds Planar-branded, plug-and-play systems sourced from a variety of manufacturers. Because of that more visible end-market presence, we take our brand management more seriously than ever.

Q: How has the company's transformation benefited customers and, in turn, shareholders?

A: Rationalizing manufacturing exposure and diversifying both suppliers and sales channels reduces risk and creates versatility for customers. This strengthens customer relationships and builds loyalty and long-term value.

We have thrived in a dynamic market by learning to move quickly and change often--an enormous challenge and now a competitive advantage that's spreading throughout the company.

a clear understanding of how to exploit our distinguishing strengths to win in new markets, and Planar has a systematic approach for creating entrepreneurial initiatives that do just that. Few such projects make it to operational status, but high-growth opportunities make their pursuit a highly valuable proposition to which we remain committed.

### Operational Efficiency to Support Growth

Like other sectors in the technology industry, where "double the performance for half the price" is a common expectation, continual efficiency improvements can be a tremendous competitive advantage in the flat-panel display business. Over the last five years, we've increased the key productivity metric of annual sales per employee from $138,000 to $457,000, while at the same time improving gross and operating margins.

Planar's move from manufacturing display components to providing complete display solutions has called for rationalizing our operations from nine manufacturing facilities to two. During fiscal 2003 alone, we followed through on difficult decisions to transfer production of LCD modules and components to partners in Indonesia and China, and consolidate all our electroluminescent (EL) display production in our Espoo, Finland plant. These moves required closure of facilities in Wisconsin and in Oregon in order to maintain a cost structure appropriate for deriving healthy profits and cash flow even in the face of declining demand forecasts for these mature products.

By decoupling ourselves from captive production, and developing important partnerships with firms that specialize in low-cost manufacturing, Planar is far more versatile for customers and able to offer a wider range of capabilities. We've developed world-class supply-chain management expertise founded on important, long-term relationships with an extensive network of suppliers. This supply-chain competency is a major competitive advantage that's as important as any technology patent or manufacturing process, and a vital part of the value we offer customers.

### Intangible Assets: Brand and Culture

Planar has also made strides during the year in two types of intangible assets which are the most valuable of all: brand and culture. The intangible assets of technology, product designs and operational infrastructure are fundamental to a company's operation, but their creation and refinement are not terribly time consuming or expensive. Successfully reinventing a company's brand or culture, on the other hand, can take years of investment of dollars and energy.

This annual report manifests the major enhancement of what is an intangible asset of rapidly growing importance and value for the company: its brand. From our updated look and feel to our communications in the marketplace, Planar's representation of itself to all constituencies has been significantly refined for the better. Today more than two-thirds of the company's products are finished systems with the Planar logo seen by the end user, many in the consumer segment; a transformational opportunity calling for this investment in strategically managing our brand impressions.

Q: What's got to go right for you to keep succeeding?

A: We must continue to identify and address markets with good fundamentals, and part of that is driven by macro-economic factors. Within each segment, the Commercial business has to stay in front with good products and generate preference for them, Medical has to expand its product line to defend against new entrants and capitalize on its market leadership and breadth, and Industrial must more than offset component declines with new platform products. Generally, the company must show continued improvement in areas of recent success.

Q: What could go wrong?

A: On a macro level and within our addressable markets, economic conditions set a tone we can only react to. But improved versatility in technologies, suppliers, channels and markets mean our position is more defensible than ever before. Critical areas of proactive execution include the frequency and quality of our new product introductions, with success or failure measured by their market reception.

**The challenges of 2003 presented mission-critical moments that led to Planar becoming even more competitive, as our record-setting results show.**

Like a powerful brand, a competitively advantageous culture can be an asset of enormous value, even though it doesn't register on a typical balance sheet. I'm extremely proud of the growth of the company in important cultural elements such as speed and clarity of decision-making at all levels. In addition, we've built significant competitive advantage, and vital elements for the creation of shareholder value, in aspects of our corporate culture I refer to as internal corporate governance.

While external corporate governance is in place to preserve shareholder value, there must also be an internal component– a set of practices implemented inside a company, becoming part of its culture, that actually serve the creation of shareholder value. This company has been among the most progressive in the nation in this dimension, earning considerable renown in governance circles in 2003. Our strategy of hiring and retaining top-quartile employees, our expectation that those employees will have "skin in the game" and our progressive compensation practices that emphasize stewardship responsibility, all reinforce an internal corporate governance culture conducive to creating shareholder value.

The challenges of 2003 presented mission-critical moments that led to Planar becoming even more competitive, as our record-setting results show. The accomplishments the company has registered in building lasting, intangible assets in the areas of brand and culture are no less important. I'm confident these assets contribute a great deal to the company being well poised for the coming year's mission-critical moments, capitalizing on its strengths to generate growth in core markets, and to continue delivering on its overarching mission, the creation of sustainable, long-term shareholder value.

Highest regards,



Balaji Krishnamurthy
Chairman, President and CEO
November 7, 2003

Q: What's Planar's most important business unit?

A: Each of our three business segments contributes importantly to the consolidated whole. The Commercial business is growing revenue fastest, Industrial has steady, long-term customers and solid profitability and Medical combines high margins with substantial growth and market leadership opportunities.

Q: With such a wide range of display technologies and applications, how can Planar become and remain the expert?

A: For 20 years, Planar has combined unmatched technological expertise with an intimate understanding of our markets and our customers' needs. The growing complexity of our industry serves to make these competitive advantages more valuable and sustainable.

## PX171M

Dual-Input Monitor with Speakers

Winner of PC World's Top Pick of Comdex 2002, the Planar 17" PX171M is perfect for office, gaming and video applications. Our new QuadStand™ provides resistance-free height, pivot, swivel and tilt adjustment with the simple touch of a finger.


PLANAR

MISSION-CRITICAL MOMENT

# Wall Street Traders and Space-Alien Raiders

It's ten minutes to close of the markets and tension's high on the trading floor, where dozens of caffeine-stoked traders are executing last-minute orders on their Planar flat-panel monitors. Two hours later, they're glued to their home monitors, only this time it's not puts and calls, it's intergalactic laser battles.

Whether they're selling index futures or getting to level ten of the latest game, Planar customers need their desktop monitors to work. Perfectly. Every time.

That's why we put two decades of experience with rugged displays into all our monitors, designing for fast, crystal-clear performance, absolute dependability, and, yes, for their sleek, slim and gorgeous good looks.



In less than three years, Planar has broken into the top ten of North American flat-panel desktop display producers. This high-growth market is intensely competitive, and, as our success demonstrates, so are we.

How do we succeed? By levering our knowledge and experience in rock-solid dependable display solutions, and by our commitment to delighting customers, whether they are business call centers, channel partners or families sharing a computer in the home.

We attribute our competitive advantage in the business/home marketplace to three things:

- We work hard to develop and maintain outstanding relationships with our resellers, their customers and our suppliers.
- We've built a great team and a dynamic culture that is flexible, responsive and committed to winning.
- We focus attention on quality and time-to-market. In fact, we have a shorter turn-time between the first phone call to our vendors in Asia and product delivered to the customer's door than any other major desktop monitor company today.

## Business and Consumer Displays: Delighting Customers

With strong channel-partner and supply-chain relationships, we continually look for new ways to enhance our product portfolio and address promising markets. Recent additions to our product lines include LCD TVs, large-format plasma displays and touch screens for point-of-sale displays.

Our business in desktop displays also provides another key advantage for Planar: the huge volumes we do in this market create leverage with our global suppliers that helps to keep costs down and gain large-scale manufacturing advantages for other products that we offer in smaller, more specialized markets.

Q: Aside from the cumulative operating profits, what value does Planar's Commercial business create for the rest of the company?

A: The Commercial segment has contributed modest but real profits, and has also helped create a culture of speed and agility that's a major competitive advantage. Additionally, development of expertise in online distribution and the strength of our supplier relationships have brought considerable benefit to our Industrial and Medical businesses.

Q: Does the recent consolidation of Planar's EL manufacturing operations mean it's getting out of that business?

A: Not at all. The market for monochrome display components continues to decline, but by consolidating all of our EL manufacturing operations at our state-of-the-art facility in Espoo, Finland, we are well positioned to serve niche markets efficiently. EL remains a terrific technology for highly rugged applications.

For two decades, Planar has been the undisputed leader in developing ruggedized embedded displays for industrial and medical use. While continuing to serve demand for electroluminescent (EL) and other monochrome displays, we are putting our expertise into new growth technologies and applications.

We are actively developing new platform products and pursuing exciting new areas for embedded displays such as kiosks and dynamic signage. While targeting new growth markets, we also are expanding our product lines for our current markets, finding new and innovative ways to delight customers.

One example of this is our LC line of standard AMLCD embedded displays, designed especially for use in kiosks, ATMs and other applications where bright colors, sharp images and direct-sunlight readability are critical.



## Embedded Displays: Addressing New Growth Markets

From our long-standing relationships with OEM customers, we know that reducing time-to-market and development costs are critical to success. That's why we've made the LC line available as standard products. OEMs can know exactly what displays they'll be able to plug into their kiosks and know that a steady supply of these displays will be available on short notice.

It's just another way we use innovative thinking to add value, saving our customers time, money and helping them improve their own supply chains.



MISSION-CRITICAL MOMENT

# When the Heat Is On, Planar Performs

It's high noon in the Mojave Desert. A truck driver pulls up to a gas pump, the only station within a hundred miles.

He doesn't care if it's 115 F and blazing sun. He doesn't care if a sandstorm screamed through there last night, dumping grit and dust all over everything. He just needs that pump – with its Planar display – to work.

This scenario is repeated thousands of times every day, all over the globe. Desert sun, sub-arctic cold, driving rain – Planar displays have to perform flawlessly in conditions the word "rugged" barely even begins to cover.

To meet these demands, we've spent decades developing expertise in ruggedizing display technologies. We know how to make things work in extreme heat and bitter cold. Every day, around the world, our expertise is put to the test and proven.

## LC12

12.1" AMLCD Display

Planar's LC12 flat-panel AMLCD display is a cost-effective, quick-turn solution that saves money and reduces OEM's time-to-market. This standard display is perfect for kiosk applications such as gas pumps, ATMs and ticketing machines.


Hotels

## Invitium Tk7
Medical Workstation

The Invitium Tk7 is designed for healthcare users who need to run full-featured or multiple applications on a point-of-care workstation. Other Planar medical products include VitalScreen displays for patient monitoring, and Dome and Adara lines of imaging monitors and software.



MISSION-CRITICAL MOMENT

# The Invitium Light: Small but Brilliant

It's 2:00 a.m. and the hospital nurse has a difficult choice. Wake a sleeping patient? Or risk making a data entry mistake in a nearly dark room?

We at Planar develop must-have products for specific markets by observing and listening to the people who will use them. Before we created our Invitium patient-care workstations, we visited hospitals and spent time with nurses and medical technicians.

We designed the Invitium with a downward-shining light built into the underside of the medically certified workstation, which is bright enough for the nurse to see the keyboard, but angled so it doesn't wake the patient.

Our specialized expertise is also seen in the Invitium's fanless cooling system, ruggedized casing that withstands liquids and other rigors of patient care, and an ergonomic, space-saving cart that is perfect for tightly packed patient-care environments.

Add it all up, and you have a good example of how we use our experience and expertise to design products for market-specific applications.



In the medical market especially, Planar uses market-specific innovation to serve specific needs, create loyalty among customers and capture market share. This is critical in the healthcare marketplace, where "medical-grade" means meeting a host of patient-worker safety requirements and certifications.

Flat-panel monitors are growing rapidly in healthcare settings because of their flexibility, light weight and suitability for use in close proximity to patients. Our primary products in this market are digital imaging and informatics displays. Both are steady-growth markets for flat panels.

The growth in medical imaging comes from the ongoing transition from film to digital 'soft copy' for all kinds of medical uses. Not just radiology, but cardiology, mammography and ultrasound, just to name a few. Flat panels are increasingly found across the healthcare enterprise, and Planar's ability to provide vital features such as DICOM image calibration gives us a healthy edge in this market.

## Growing Our Medical Business Through Market-Specific Innovation



Healthcare informatics also is growing as medical records are increasingly moved from paper to computers and privacy issues place increased emphasis on data security. Throughout entire hospital wings, Planar flat panels are the primary point of contact between patient information and the medical professionals who use it.

Although there is active competition, Planar is the largest provider of healthcare displays because, with the breadth of our product line, we span the entire range of display solutions. Our strategy is to continue our market-specific product development, expanding our portfolio of hardware, software and services while continuing to lever our high volumes and global supply chain to reduce product costs.

Q: How does Planar distinguish itself from increasing competition in the medical market?

A: Planar is unique in offering customers a full range of purpose-built medical display solutions, from medical monitors and workstations to diagnostic imaging displays and software, and is the overall market leader with a strong brand position. Additionally, the company's high unit volumes and supply-chain management mean its cost structure is second to none. Unlike new entrants with little flat-panel technology expertise, knowledge of markets or industry-partner connections, Planar is well positioned to set the pace for the competition.

We like to sum up our global supply-chain management as "right product in the right place at the right time." With global operations that include North America and Europe, and manufacturing partners in Asia, our supply chain is designed for flexibility, quality and support that generates competitive advantage for our customers.

Our broad display-process expertise is put to work every day as we coordinate with carefully chosen manufacturing and systems assembly operations around the world. At any one time, more than 20 containers of Planar products are crisscrossing the world's oceans.

This supply-chain network allows us to lever long-standing partnerships and ownership investments with suppliers to provide benefits such as:

- Lead times that are managed to meet customer demands
- Vendor-managed inventory
- Demand-flow technology
- Extensive quality management by local Planar employees, including ISO 9000 and medical certifications
- Kan-ban manufacturing
- Failure analysis services



Q: Why don't your customers source directly from the Asian manufacturers?

A: We actually encourage those that would find lasting value in doing so to bypass us. Few do, because our value proposition in application-specific display innovation and large-scale supplier/channel management is a big part of what creates the mutually beneficial relationships.

## Levering a Global Supply Chain for Competitive Advantage

All of this is critical to our success, but one fact stands out. The sheer volume of product we produce through our supply chain allows us to provide extraordinary support and service to our customers, as well as drive costs out of products to levels that our smaller-volume competitors simply can't equal.



MISSION-CRITICAL MOMENT

## Right Product. Right Place. Right Time.

It's 7:20 a.m. and a large channel partner is on the phone. They've run short on inventory of a hard-to-get 17-inch display. Consumer demand for the monitor is strong, and they won't have capacity to meet it for several months. They need 2,000 monitors delivered in 14 days. Can we do it?

You bet we can.

In minutes, our global supply chain is engaged. Calls go out to component suppliers in Taiwan, Korea and Singapore. Glass is made. Assembly lines are energized. With our huge production volumes, suppliers are more than happy to help.

Fourteen days later, right on time, the first Planar shipment arrives via overnight delivery to our channel partner's loading dock. It's a win for all: the channel partner's problem is solved, customers are delighted and Planar has made the most of its unique ability to move product fast.

### LCD TV

17" TV/Monitor

Planar LCD TVs combine today's most advanced, must-have features with brilliant, natural colors, stylish design and competitive prices.



## Adara QX

Medical Image Display

Our new Adara QX family of referral-quality medical imaging displays meets industry demand for cost-effective, high-quality image review throughout all areas of the hospital.



MISSION-CRITICAL MOMENT

# Doing Whatever it Takes

It's 1:00 a.m. on a Saturday morning. A team of Planar engineers is final-testing a shipment of displays. In a moment, those displays will be packed up and shipped off to a large trade show in Chicago.

Earlier, Planar people at the trade show discovered that several of our OEM partners, who are also setting up exhibits, need to borrow additional Planar monitors for their own booths.

There's no question about whether we'll come through. Planar employees do what it takes to make our customers successful.





It's no accident that Planar employees will go the extra mile to make Planar successful. It's who we are. We actively work to build an organization and culture where Planar's employees and work systems are a competitive advantage.

First, we hire and retain top-quartile employees, people whose performance and abilities consistently put them into the top 25 percent of their peers.

We then support those top-quartile employees with programs such as:

- Leadership, Leverage and Legacy (L3), a leadership development program aimed at teaching participants strong business fundamentals and helping them develop their own personal leadership styles
- Planarian Awards, in which employees are encouraged to take risks and are rewarded for success in reaching for extraordinary value for the company
- Entrepreneur-in-Residence, which creates additional avenues for creative employees to put their ideas into action
- Lunchtime symposia, in which all employees come together to learn about a specific topic of value to Planar and its customers

## Creating Competitive Advantage through Culture

Although the work itself is our primary motivating factor, Planar employees enjoy winning and its rewards. We offer an innovative compensation structure that combines base and variable pay with equity participation at all levels within the company, creating strong incentive for generating success and aligning employees' and shareholders' interests.

Q: Why turn away from fundamental technology research and development?

A: Planar is more technologically savvy than ever, and spends on R&D a significant percentage of sales. But that investment is increasingly focused on targeted market opportunities. Instead of inventing new things and hoping they'll sell, the company uses its expertise to commercialize display technology for market-specific applications.

# LEADERSHIP

## Board of Directors

Balaji Krishnamurthy
Chairman, President and
Chief Executive Officer
Planar Systems, Inc.
Beaverton, Oregon
1999[1]

Carl W. Neun
Portland, Oregon
2000[1]

Heinrich Stenger
Managing Director
EPP, Electronic Production
Partners GmbH
Munich, Germany
1997[1]

E. Kay Stepp
Chair of the Board
Providence Health System
Portland, Oregon
1998[1]

Gregory H. Turnbull
Business Consultant
Palo Alto, California
1986[1]

William D. Walker
Portland, Oregon
1983[1]

Steven E. Wynne
Partner
Ater Wynne LLP
Portland, Oregon
1996[1]

## Corporate Officers

Balaji Krishnamurthy
Chairman, President and
Chief Executive Officer
1999[2]

Steven J. Buhaly
Vice President,
Chief Financial Officer
and Assistant Secretary
1999[2]

John J. Ehren
Corporate Treasurer
1998[2]

Christopher N. King
Co-Founder,
Executive Vice President,
Chief Technology Officer
and Secretary
1983[2]

Carolyn McKnight
Vice President, Organization and
Personal Development
1998[2]

Jeffrey T. Siegal
Corporate Controller
1999[2]

## Operating Officers

Douglas K. Barnes
Vice President
Global Manufacturing
and Operations
1986[2]

Mark A. Ceciliani
Vice President and
General Manager
Industrial Business Unit
1984[2]

Stephen E. Flieder
Vice President and
General Manager
Medical Business Unit
2003[2]

Matthew T. Harris
Vice President
Marketing and
Corporate Development
2001[2]

Erick C. Petersen
Vice President and
General Manager
Commercial Business Unit
1995[2]

[1] Year elected to the board
[2] Year joined the company

# CORPORATE INFORMATION

## Planar Operations

1195 NW Compton Drive
Beaverton, Oregon 97006-1992
Phone +1 (503) 748-1100
Fax + 1 (503) 748-1244

Olarinluoma 9
02200 Espoo
Finland
Phone + 358 9 420 01
Fax +358 9 4200 200

400 Fifth Avenue
Waltham, Massachusetts 02451
Phone + 1 (781) 895-1155
Fax + 1 (781) 895-1133

## Sales Offices

NORTH AMERICA
Portland, Oregon
Boston, Massachusetts
New York, New York

INTERNATIONAL
Helsinki, Finland
Munich, Germany
Paris, France

## Investor Relations

Planar welcomes inquiries from its shareholders and other interested parties. Contact:

Stewart Clark
Planar Systems, Inc.
1195 NW Compton Drive
Beaverton, Oregon 97006-1992
Phone + 1 (503) 748-6984
Fax + 1 (503) 748-1541
stewart_clark@planar.com

## Web Site

Information on Planar products, technologies, conference calls and financial reports, plus a press release archive, can be found at www.planar.com.

## Annual Meeting

The annual meeting of shareholders will be held Thursday, January 29, 2004, at 3:00 p.m. Pacific Standard Time at 1195 NW Compton Drive, Beaverton, Oregon.

## Common Stock Information

The common stock of Planar Systems, Inc. trades on the Nasdaq National Market under the Symbol "PLNR." The company has never paid and does not anticipate paying dividends in the foreseeable future.

## Legal Counsel

Ater Wynne LLP
Portland, Oregon

## Independent Auditor

KPMG LLP
Portland, Oregon

## Transfer Agent

Mellon Investor Services LLC
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660
Phone + 1 (800) 522-6645
TDD + 1 (800) 231-5469
Web: www.melloninvestor.com

# Financial Statements and Supplementary Information

## FISCAL YEAR 2003

ended September 26, 2003

CONTENTS


Business Description ........ 2
Management's Discussion and Analysis ........ 7
Independent Auditors' Report ........ 18
Consolidated Balance Sheets ........ 19
Consolidated Statements of Operations ........ 20
Consolidated Statements of Cash Flows ........ 21
Consolidated Statements of Shareholders' Equity ........ 22
Notes to Financial Statements ........ 23


PLANAR


Planar Systems, Inc.

1195 NW Compton Dr., Beaverton, Oregon 97006
503-748-1100, www.planar.com

## BUSINESS

Planar Systems, Inc. (Planar) is a leading developer, manufacturer and marketer of high-performance electronic display systems. The Company's products range from display components to stand-alone display systems produced to address specific market applications in medical, industrial, and commercial market segments. The Company competes on a global basis with development, manufacturing and marketing operations in the United States, Asia and Europe. Major customers include Philips Medical Systems, Siemens Medical, GE Medical Systems, DataScope Corporation, Eastman Kodak Company, Diebold Inc., Allen-Bradley, and Cubic Corporation, and major channel partners include Dell Inc. and CDW Corporation.

Display technologies featured in Planar's products include electroluminescent (EL) flat-panel displays, active matrix liquid crystal displays (AMLCDs), passive matrix liquid crystal displays (PMLCD), and plasma display panels (PDPs). The Company manufactures EL displays and sources other display components, electronics and most assembly from a global network of suppliers.

### Industry Background

The electronic display industry is undergoing significant changes as the proliferation of networked devices is increasing the requirements for the display of text and graphical information. Many devices located in challenging environments, such as outdoors, in vehicles, in portable instruments and in healthcare institutions, require specialized displays with high-performance attributes. Displays designed for benign office and home environments are distinguished by visual performance, ease-of-use and design features, value, warranty and availability within sales channels.

Cathode-ray tube (CRT) displays have been the dominant display technology for decades. But CRTs tend to be bulky, inefficient in use of power, and difficult to dispose of. Various flat-screen technologies feature superior visual performance, greater versatility due to improved form factors and better efficiency, and are displacing CRTs in all markets.

There are several flat-panel display technologies currently in development or commercially available, including various forms of liquid crystal, gas plasma and EL displays. The principal differentiators among flat-panel display technologies are commercial availability, ruggedness, durability, price, size, color capability, design flexibility and power consumption.

*Electroluminescent*—Planar's proprietary EL display technology is a monochrome, solid-state device with a thin-film luminescent layer between transparent insulator layers and a matrix of row and column electrodes on a single glass substrate. A circuit board, with control and drive components mounted within the viewing area on the glass panel, is connected to the back of the glass substrate. The result is a flat, compact, reliable and rugged display device.

*Passive Matrix LCD*—PMLCDs modulate light by reflection or transmission through the application of voltage to a liquid crystal material placed between two glass plates. These are typically monochrome displays.

*Active Matrix LCD*—AMLCD screens incorporate the PMLCD technology plus add a transistor at every pixel location that allows each pixel to be turned on and off independently. This increases the image quality, response time and side-to-side viewing angle of the display. These are typically full-color displays.

*Plasma*—Gas plasma displays create a visible image by ionizing a gas contained at each pixel between two glass plates. The ionized gas emits ultra-violet light, which excites adjacent phosphors and emits visible light. PDPs generally have higher power consumption requirements than other display technologies but provide a cost-effective solution for full-color, large-format displays.

*Other*—A wide range of new technologies is constantly under development by a variety of companies in the display industry with the objective of bringing viable technologies into commercialization. Some of the more visible efforts include ferroelectric LCDs, electrophoretic displays, organic light emitting diodes (OLEDs) and various forms of projection displays.

Planar manufactures EL displays in its factory in Finland and obtains full-color and LCD display components from a variety of suppliers located primarily in Asia. The company expects to be able to obtain emerging technologies from suppliers and participate in the commercialization of new types of displays once those components achieve viability.

**Markets**

The Company is currently serving the following market segments:

*Medical*—An increasing portion of the Company's medical business is comprised of stand-alone display systems, including digital imaging monitors and software, and monitors and workstations medically certified for use in patient proximity. Additionally, Planar display components are supplied to medical OEMs and embedded in a wide range of diagnostic and therapeutic equipment, such as defibrillators, anesthesia systems and infusion pumps. Planar's strategy in this segment calls for identifying particular needs in the healthcare environment and applying its industry knowledge and product development versatility to produce targeted solutions. The Company believes that its products provide superior display quality and reliability for crucial medical applications, and that demand for such products in the healthcare industry will steadily grow.

*Industrial*—Planar displays are used in a wide range of industrial applications in process control equipment, mobile information systems, and kiosk displays such as gas pumps, automatic teller machines and transit ticket dispensers. Reliability, ruggedness, temperature tolerance, optical attributes and custom form factor distinguish the Company's solutions used in these challenging environments. In this segment, Planar specializes in collaborative relationships to develop designs specific for particular applications. While the industrial segment is closely correlated with overall economic activity, the Company believes there is significant and ongoing demand for specialized, ruggedized displays.

*Commercial*—The Company markets an extensive product line of Planar-branded AMLCD desktop and PDP monitors and LCD televisions through leading online resellers. The largest category of end-users of these products has been businesses, due to the Company's focus on serving the particular needs of the commercial sales organizations of its channel partners. Increased penetration in the home/consumer segment is expected as Planar's brand and products become more widely known and as that market realizes forecasted growth for sales of flat-panel displays. Launched at the beginning of fiscal 2001, this segment has grown faster than the robust market. Planar was ranked in the top 10 suppliers of AMLCD flat-panel displays in the United States by the end of fiscal 2003.

**Products**

The Company offers a variety of displays and display systems in a wide range of resolutions, formats, viewing areas and technologies. These can be classified in two primary product categories:

*Flat-Panel Display Components*—This product line includes monochrome EL, AMLCD and PMLCD displays. These displays range from small and simple devices to fully integrated display systems, and are marketed to OEMs for integration into their products.

*Value-added Display Solutions*—The Company incorporates a variety of display components into systems and sub-systems that include such attributes as enhanced optical performance, special mounting systems, enhanced product design, local computing capability and special packaging. These products are typically designed for specific market applications. The Company differentiates its services through the development of close business relationships with its customers and channel partners.

## Research, Development and Product Engineering

The Company believes that a significant level of investment in research, development and product engineering is required to maintain market leadership. Total expenses were $13.5 million, $15.1 million and $15.1 million for the fiscal years 2003, 2002 and 2001, respectively, for research, development and product engineering. These expenses were partially offset by contract funding from both government agencies and private sector companies of $2.3 million, $2.2 million and $4.0 million in fiscal years 2003, 2002 and 2001, respectively. The Company's research and development expenses are primarily related to the commercialization of display technologies, new system architectures and fundamental process improvements. Product engineering expenses are directly related to the design, prototyping and release to production of new products. Research, development and product engineering expenses consist primarily of salaries, project materials, outside services, allocation of facility expenses and other costs associated with the Company's ongoing efforts to develop new products, processes and enhancements.

## Manufacturing

The Company operates an EL manufacturing facility in Finland, which produces a wide range of display types and sizes from 1" x 4" to 12" x 14". In 2003, the Company closed its Oregon EL plant and consolidated all EL production in its Finland plant. The Company believes production volumes and quality necessary to meet forecast demand can be achieved from the single plant.

During fiscal 2003, the Company closed its LCD components and modules production plant. Manufacturing and assembly of those components and modules are now undertaken on our behalf in China and Indonesia. The Company has worked closely with manufacturing partners to transfer process knowledge for the manufacture of these products.

The Company continues to shift manufacturing and assembly capacities to offshore partners, and many of its products are now produced entirely by a closely managed network of suppliers. The company believes that its effective management of its global supply chain is an important competency and competitive advantage.

The Company's manufacturing operations consist of the procurement and inspection of components, manufacture of EL displays, final assembly of some components and extensive testing of finished products. The Company currently procures all of its raw materials from outside suppliers, including glass substrates, driver integrated circuits, electronic circuit assemblies, power supplies and high-density interconnects.

Quality and reliability are emphasized in the design, manufacture and assembly of the Company's products. All of Planar's facilities have active operator training/certification programs and regularly use advanced statistical process control techniques. The Company's products undergo thorough quality inspection and testing throughout the manufacturing process.

The Company believes that worldwide quality standards are increasing and that many customers now expect vendors to have ISO9001 certification. This certification requires that a company meet a set of criteria established by an independent, international quality organization that measures the quality of systems, procedures and implementation in manufacturing, marketing and development of products and services. All of the Company's operating units have received and maintain their ISO9001 certification.

## Sales and Marketing

The Company's products are distributed worldwide through both Company-employed sales personnel and through third party channels. Planar's vertically-integrated Medical segment sales team is headquartered in Waltham, Massachusetts, with additional sales and marketing staff stationed in Beaverton, Oregon and Espoo, Finland. The Company's Industrial segment manages sales and operations from the Beaverton office, with additional staff in Espoo also managing a network of independent sales representatives and distributors for certain European markets. The Company's Commercial segment is run from the Beaverton office.

As of September 26, 2003 and September 27, 2002, the Company's backlog of domestic and international orders was approximately $43.2 million and $59.9 million, respectively. As of September 26, 2003, the Company included all accepted contracts or purchase orders in its backlog. Backlog includes orders of approximately $14.4 million related to end-of-life products which are scheduled to ship over the next 8 quarters. Variations in the magnitude and duration of contracts and customer delivery requirements may result in substantial fluctuations in backlog from period to period. The Company believes its backlog is of limited utility in predicting future sales because its Commercial segment and a growing portion of its Medical segment operate on a ship-to-order basis with very little backlog. Products sold to Dell comprised 19% of total consolidated sales in both fiscal 2003 and 2002.

### Competition

The market for information displays is highly competitive. The Company believes competition will have the effect of reducing average selling prices of flat-panel displays over time. The Company's ability to maintain operating margins depends, in part, on its ability to increase unit volumes or increase its value-added contribution to each unit; to provide additional value to its customers through peripheral devices and system integration; to reduce material costs in an amount sufficient to compensate for any decreases in selling prices; and to manage expenses in a fiscally disciplined manner.

The Company competes with other display manufacturers based upon commercial availability, price, visual performance (e.g., brightness, color capabilities, contrast and viewing angle), size, design flexibility, power usage, durability, ruggedness and customer service. The Company believes its total quality program, wide range of product offerings, flexibility, responsiveness, technical support and customer satisfaction programs are important to the competitive position.

The principal EL manufacturer against which the Company competes is Sharp Electronics Corporation. In display systems including AMLCD components sourced from manufacturers, Planar's value-added products compete against those of Barco, Totoku and NDS in the medical market; and Sharp, Sony, NEC, Viewsonic, Dell and others in the commercial market. The Company also competes with some of its customers in the Industrial segment who often develop their own display solutions internally. In addition, other industrial display systems specialists include GDS, Three-Five Systems, White Electronic Designs Corp. and a variety of small, highly specialized producers.

### Intellectual Property

The Company relies on a combination of patents, trade secrets, trademarks, copyrights and other elements of intellectual property law, nondisclosure agreements and other measures to protect its proprietary rights. The Company currently owns or has license rights to over 50 patents and several more pending patent applications for its technologies. The expiration dates of the Company's existing patents range from 2004 to 2022. Features for which the Company has and is seeking patent protection include display glass design, materials, electronics addressing, control functions and process manufacturing.

The Company has received research and development funding from government agencies pursuant to agreements under which the funding entities retain certain rights with respect to technical data developed pursuant to funded research. Generally, these rights restrict the government's use of the specific data to governmental purposes, performed either directly or by third parties sub-licensed by the government. Rights under the Company's funding agreements with private-sector companies vary significantly, with the Company and the third party each retaining certain intellectual property rights.

### Employees

As of September 26, 2003, the Company had 460 employees worldwide; 285 in the United States and 175 in Europe. Of these, 74 were engaged in marketing and sales, 66 in research, development and product engineering, 61 in finance and administration, and 259 in manufacturing and manufacturing support.

The Company's future success will depend largely on its ability to continue to attract, retain and motivate highly skilled and qualified manufacturing, technical, marketing, engineering and management personnel. The Company's U.S. employees are not represented by any collective bargaining units and the Company has never experienced a work stoppage in the U.S. The Company's Finnish employees are, for the most part, covered by national union contracts. These contracts are negotiated annually between the various unions and the Employer's Union and stipulate benefits, wage rates, wage increases, grievance and termination procedures and work conditions.

**Available Information**

The Company's Internet website address is *www.planar.com.* Planar's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, are available through the Internet website as soon as reasonably practicable after it is electronically filed with, or furnished to, the Securities and Exchange Commission. The Company's Internet website and the information contained therein or connected thereto are not intended to be incorporated into the Annual Report on Form 10-K.

**Properties**

The Company leases its primary manufacturing facilities and various sales offices in the United States and Europe. The Company leases 37,000 square feet of custom-designed space, including 15,000 square feet of cleanroom in Beaverton, Oregon for assembly operations. The European facility, located in Espoo, Finland, is a custom-designed facility in which Planar leases 85,000 square feet, including approximately 15,000 square feet of cleanroom.

The Company entered into a new lease in August 2001 for approximately 72,000 square feet of class A office space in Beaverton, Oregon. The construction of this facility was completed in June 2002 and it is now used for administrative office space, design engineering and associated lab and research and development activities.

In 1994, the Company acquired a 21,000 square-foot facility, with approximately 6,000 square feet of cleanroom, also located in Beaverton, Oregon. This facility is being used for research and development activities.

The Company's Lake Mills, Wisconsin, facility, formerly the site of the Company's PMLCD manufacturing operation, includes a 70,000 square-foot facility with approximately 7,500 square feet of cleanroom. This property has been listed for sale.

In April 2002, the Company acquired DOME imaging systems, inc. located in Waltham, Massachusetts. The Company has retained a lease on approximately 31,000 square feet, formerly leased by DOME, which is used for sales and administration office space, design engineering and associated lab and research and development activities and quality testing.

The Company has field sales offices in key U.S. metropolitan areas and three sales offices in Europe. The offices are located in the Boston, New York, Portland, Helsinki, Munich and Paris metropolitan areas. Lease commitments for most of these facilities are typically six to twelve months. None of these sales offices has significant leasehold improvements nor are any planned.

The Company believes that its facilities are adequate for its immediate and near-term requirements and does not anticipate the need for significant additional expansion in the near future.

**Legal Proceedings**

There are no pending, material legal proceedings to which the Company is a party or to which any of its property is subject.

**Submission of Matter to a Vote of Security Holders**

No matters were submitted to stockholders during the fourth quarter of the fiscal year.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

### FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Report contain statements that are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations, estimates and projections about the Company's business, management's beliefs and assumptions made by management. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors including the following: domestic and international business and economic conditions, changes in growth in the flat panel monitor industry, changes in customer demand or ordering patterns, changes in the competitive environment including pricing pressures or technological changes, continued success in technological advances, shortages of manufacturing capacities from our third party partners, final settlement of contractual liabilities, future production variables impacting excess inventory and other risk factors described below under "Outlook: Issues and Uncertainties". The forward-looking statements contained in this Report speak only as of the date on which they are made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report. If the Company does update one or more forward-looking statements, investors and others should not conclude that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

### CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, bad debts, inventories, warranty obligations, intangible asset valuation and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies and the related judgments and estimates affect the preparation of the consolidated financial statements.

*Revenue Recognition.* The Company's policy is to recognize revenue for product sales when title transfer and risk of loss has passed to the customer, which is generally upon shipment of our products to our customers. The Company defers and recognizes service revenue over the contractual period or as services are rendered. The Company estimates expected sales returns and records the amount as a reduction of revenue at the time of shipment. The Company's policies comply with the guidance provided by Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, issued by the Securities and Exchange Commission. Judgments are required in evaluating the credit worthiness of our customers. Credit is not extended to customers and revenue is not recognized until the Company has determined that the risk of uncollectibility is minimal.

*Allowance for Doubtful Accounts.* The Company's policy is to maintain allowances for estimated losses resulting from the inability of its customers to make required payments. Credit limits are established through a process of reviewing the financial history and stability of each customer. Where appropriate, the Company obtains credit rating reports and financial statements of the customer when determining or modifying their credit limits. The Company regularly evaluates the collectibility of its trade receivable balances based on a combination of factors. When a customer's account balance becomes past due, the Company initiates dialogue with the customer to determine the cause. If it is determined that the customer will be unable to meet its financial obligation to the Company, such as in the case of a bankruptcy filing, deterioration in the customer's operating results or financial position or other material events impacting their business, the Company records a specific allowance to reduce the related receivable to the amount the Company expects to recover.

The Company also records an allowance for all customers based on certain other factors including the length of time the receivables are past due and historical collection experience with customers. The Company believes its reported allowances are adequate. If the financial conditions of those customers were to deteriorate, however, resulting in their inability to make payments, the Company may need to record additional allowances which would result in additional general and administrative expenses being recorded for the period in which such determination was made.

*Inventory Reserves.* The Company is exposed to a number of economic and industry factors that could result in portions of its inventory becoming either obsolete or in excess of anticipated usage, or subject to lower of cost or market issues. These factors include, but are not limited to, technological changes in the Company's markets, the Company's ability to meet changing customer requirements, competitive pressures in products and prices, and the availability of key components from the Company's suppliers. The Company's policy is to establish inventory reserves when conditions exist that suggest that its inventory may be in excess of anticipated demand or is obsolete based upon its assumptions about future demand for its products and market conditions. The Company regularly evaluates its ability to realize the value of its inventory based on a combination of factors including the following: historical usage rates, forecasted sales or usage, product end-of-life dates, estimated current and future market values and new product introductions. Purchasing practices and alternative usage avenues are explored within these processes to mitigate inventory exposure. When recorded, the Company's reserves are intended to reduce the carrying value of its inventory to its net realizable value. If actual demand for the Company's products deteriorates, or market conditions are less favorable than those that the Company projects, additional inventory reserves may be required.

*Product Warranties.* The Company's products are sold with warranty provisions that require it to remedy deficiencies in quality or performance of our products over a specified period of time, generally between 12 and 36 months, at no cost to the Company's customers. The Company's policy is to establish warranty reserves at levels that represent its estimate of the costs that will be incurred to fulfill those warranty requirements at the time that revenue is recognized. The Company believe that its recorded liabilities are adequate to cover its future cost of materials, labor and overhead for the servicing of its products sold through that date. If actual product failures, or material or service delivery costs differ from the Company's estimates, its warranty liability would need to be revised accordingly.

*Intangible assets.* The Company adopted the Financial Accounting Standards Board ("FASB") Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" on accounting for business combinations and goodwill as of the beginning of fiscal year 2002. Accordingly, the Company no longer amortizes goodwill from acquisitions, but continues to amortize other acquisition-related intangibles and costs.

As required by these rules, the Company will perform an impairment review annually, or earlier if indicators of potential impairment exist. This annual impairment review was completed during the second quarter of fiscal year 2003, and no impairment was found. The impairment review is based on a discounted cash flow approach that uses estimates of future market share and revenues and costs for the Company's segments as well as appropriate discount rates. The estimates used are consistent with the plans and estimates that the Company uses to manage the underlying businesses. However, if the Company fails to deliver new products for these groups, if the products fail to gain expected market acceptance, or if market conditions in the related businesses are unfavorable, revenue and cost forecasts may not be achieved, and the Company may incur charges for impairment of goodwill.

For identifiable intangible assets, the Company amortizes the cost over the estimated useful life and assesses any impairment by estimating the future cash flow from the associated asset in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". If the estimated undiscounted cash flow related to these assets decreases in the future or the useful life is shorter than originally estimated, the Company may incur charges for impairment of these assets. The impairment is based on the estimated discounted cash flow associated with the asset. An impairment could result if the underlying technology fails to gain market acceptance, the Company fails to deliver new products related to these technology assets, the products fail to gain expected market acceptance or if market conditions in the related businesses are unfavorable.

*Income Taxes.* In the past, the Company has recorded a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has assessed the valuation allowance based upon its estimate of future taxable income covering a relatively short time horizon given the volatility in the markets the Company serves and its historic operating results. The availability of tax planning strategies to utilize the Company's recorded deferred tax assets is also considered. If the Company is able to realize the deferred tax assets in an amount in excess of its reported net amounts, an adjustment to the deferred tax assets would increase earnings in the period such determination was made. Similarly, if the Company should determine that the Company may be unable to realize its net deferred tax assets to the extent reported, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

## BUSINESS ACQUISITIONS

In April 2002, the Company completed the acquisition of DOME imaging systems, inc. ("DOME"). DOME designs, manufactures and markets computer graphic imaging boards, flat panel displays and software for original equipment manufacturers in the medical field and other advanced image processing applications. As a result of the acquisition, the Company is able to offer a broader range of medical display solutions, which complements our medical product line. The acquisition was accounted for as a purchase and, accordingly, the operations of DOME have been included in the consolidated financial statements from the date of acquisition. The total consideration paid was $65.7 million which consisted of $52.2 million of cash, stock options assumed which were valued at $11.3 million, cash to be paid for stock options of $1.2 million and closing and related costs of $1.0 million. The Company recorded a non-recurring charge of $2.3 million in the third quarter of fiscal 2002 for in-process research and development costs. See Note 3 – Business Acquisitions in the Notes to Consolidated Financial Statements which is included in Item 8 – Financial Statements and Supplementary Data in this report.

In December 2000, the Company acquired AllBrite Technologies, Inc., by exchanging 941,823 shares of Common Stock for all of the outstanding capital stock of AllBrite. The acquisition qualified as a tax-free reorganization and has been accounted for as a pooling of interests under Accounting Principles Board Opinion No. 16.

## RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of net sales of certain items in the Consolidated Financial Statements of the Company. The table and the discussion below should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

| | Sept. 26, 2003 | Sept. 27, 2002 | Sept. 28, 2001 |
|---|---|---|---|
| Sales | 100.0% | 100.0% | 100.0% |
| Cost of sales | 69.7 | 70.7 | 68.8 |
| Gross profit | 30.3 | 29.3 | 31.2 |
| Operating expenses: | | | |
| Research and development, net | 4.4 | 6.3 | 5.3 |
| Sales and marketing | 7.8 | 7.4 | 8.1 |
| General and administrative | 6.8 | 6.6 | 7.2 |
| Amortization of intangibles | 1.2 | 0.5 | — |
| Non-recurring charges | 0.2 | 10.1 | (0.3) |
| Total operating expenses | 20.4 | 30.9 | 20.3 |
| Income (loss) from operations | 9.9 | (1.6) | 10.9 |
| Non-operating income (expense): | | | |
| Interest, net | (0.5) | (0.7) | (0.2) |
| Foreign exchange, net | — | (0.1) | (0.2) |
| Net non-operating income (expense) | (0.5) | (0.8) | (0.4) |
| Income (loss) before income taxes | 9.4 | (2.4) | 10.5 |
| Provision (benefit) for income taxes | (3.4) | (0.9) | 3.5 |
| Net income (loss) | 6.0% | (1.5)% | 7.0% |

### Sales

Sales of $251.9 million in 2003 increased $46.0 million or 22.3% as compared to sales of $205.9 million in 2002. The increase in sales was principally due to higher sales in both the Commercial and Medical segments, offset by lower sales in the Industrial segment. Sales in the Commercial segment increased $42.4 million or 77.3% to $97.3 million in 2003 from $54.9 million in 2002. This increase in the Commercial segment was due to new product introductions, a broader distributor network, increased market penetration, and growth in the overall market. Sales in the Medical segment increased by $9.7 million or 12.2% year over year. This increase in the Medical segment was primarily due to revenues associated with the acquisition of DOME, which were only included in the results of operations for five months in the prior year, offset by decreases in revenues associated with EL and AMLCD products. Increases in the Medical segment were offset by a decrease in sales of $6.1 million or 8.4% in the Industrial segment. Sales in the Industrial segment were lower due to the Company's streamlining of the product portfolio to increase profitability and support the manufacturing consolidation. The Company's sales of $205.9 million in 2002 decreased $2.0 million or 1.0% as compared to sales of $208.0 million in 2001. The decrease in sales was principally due to lower sales of $50.2 million within the Industrial segment, which decreased 41.0%. Sales in the Medical segment increased by $7.8 million or 11.0% year over year. Commercial sales increased by $40.3 million or 277.4% due to higher volumes and also due to increasing the number of distributors and resellers from the time the Company entered the market in October 2000. The increase in sales in the Medical segment was due primarily to the acquisition of DOME in the third quarter of fiscal 2002. Sales in the Industrial segment were lower due to the current economic conditions, the Company's exit from the military business, lower volumes in the vehicle market, and softness across all applications. Sales related to the exited military businesses were $29.9 million in fiscal 2001.

Sales outside the United States decreased by 1.4% to $47.9 million in 2003 as compared to $48.6 million recorded in 2002, and decreased by 1.6% in 2002 from 2001 sales of $49.4 million. In fiscal 2003, the decrease in international sales was due primarily to decreased sales in the Medical segment. In fiscal 2002, the decrease in international sales was due primarily to decreased sales in the Industrial segment. As a percentage of total sales, international sales decreased to 19.0% in 2003 and decreased to 23.6% in 2002 from 23.8% in 2001. In fiscal 2003, the decline in international sales as a percentage of total sales was mainly attributable to the increased sales of commercial and digital imaging products in the United States. In fiscal 2002, the decline in international sales as a percentage of total sales was mainly attributable to the higher volumes of Commercial segment sales, which almost exclusively are to US customers.

### Gross Profit

Gross margin as a percentage of sales increased to 30.3% from 29.3% in 2002. The increase was primarily due to the benefits of the EL plant consolidation, the negative impact related to $1.5 million of non-recurring charges recorded in 2002 and changes in product mix including the incremental impact related to the DOME line of products. These increases were offset by a higher percentage of total sales coming from the commercial market, which have lower gross margins. The Company's gross margin as a percentage of sales decreased to 29.3% in 2002 from 31.2% in 2001. The decrease was primarily due to $1.5 million of non-recurring charges recorded in 2002 and a higher percentage of total sales attributable to the Commercial segment, which has lower gross margins. This decrease was partially offset by higher gross margins on the new digital imaging products acquired in the acquisition of DOME.

### Research and Development

Net research and development expenses of $11.1 million decreased $1.8 million or 13.6% from $12.9 million in the prior year. This decrease was primarily due to lower spending on new projects and lower personnel costs. As a percentage of sales, research and development expenses decreased to 4.4% in 2003 from 6.3% in 2002. Research and development efforts are almost entirely focused on our medical and industrial segments. These changes were primarily due to higher revenues in the Commercial segment in 2003. In 2002, research and development expenses of $12.9 million increased $1.8 million or 16.5% from $11.1 million in 2001. This increase reflected the continued investment in the development of new products and the additional product development expenses related to the DOME acquisition, offset by lower personnel costs and lower contract funding as compared to 2001. As a percentage of sales, research and development expenses increased to 6.3% in 2002 from 5.3% in 2001. This increase was primarily due to the increase in research and development spending.

### Sales and Marketing

Sales and marketing expenses increased $4.4 million or 28.6 % to $19.7 million in 2003 from $15.3 million in 2002. This increase was primarily due to higher sales and marketing expenses due to the acquisition of DOME, higher advertising expenses associated with our Commercial segment, higher personnel costs and higher marketing expenses due to a brand development project. As a percentage of sales, sales and marketing expenses increased to 7.8% in 2003 as compared to 7.4% in 2002. These percentage increases were primarily due to higher revenues in 2003. Sales and marketing expenses decreased $1.6 million or 9.5% to $15.3 million in 2002 from $16.9 million in 2001. This decrease was primarily due to lower commissions on lower sales volumes and the savings related to the completion of a strategic change to the Company's direct sales force offset by increased headcount and higher advertising expenses associated with our commercial business. As a percentage of sales, sales and marketing expenses decreased to 7.4% in 2002 as compared to 8.1% in 2001.

### General and Administrative

General and administrative expenses increased $3.5 million or 25.8% to $17.2 million in 2003 from $13.6 million in 2002. The increase in general and administrative expenses was primarily due to higher personnel costs, higher professional services costs, and the inclusion of DOME's expenses for a full year. As a percentage of sales, general and administrative expenses increased to 6.8% in 2003 from 6.6% in 2002. These changes in 2003 as compared to 2002 were primarily due to the acquisition of DOME and higher personnel costs. General and administrative expenses decreased $1.3 million or 8.8% to $13.6 million in 2002 from $15.0 million in 2001. The decreases in general and administrative expenses were primarily due to lower personnel costs and lower acquisition costs which were included in the prior year related to the acquisition of AllBrite Technologies, Inc., offset by increased general and administrative expenses related to the DOME operations. As a percentage of sales, general and administrative expenses decreased to 6.6% in 2002 from 7.2% in 2001.

*Amortization of Goodwill and Excess of Fair Market Value of Acquired Net Assets over Purchase Price*

In connection with the Company's acquisition of Standish Industries, Inc. in September 1997, the Company recorded goodwill on its balance sheet for the excess of the purchase price over the fair value of the net assets acquired. The goodwill was being amortized over a ten-year period resulting in operating expenses of $571,000 per year. During fiscal 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). FAS 142 changed the accounting for goodwill from an amortization method to an impairment only approach and accordingly, the Company had no amortization expense related to goodwill in fiscal 2003 and 2002.

In connection with the Company's acquisition of its Finnish operation in January 1991, the Company exchanged Common Stock with a fair market value (based upon an independent valuation) equivalent to the value of the business acquired. Due to historical losses of this business and the expectation of future losses, the value of the Common Stock paid was less than the fair market value of the net assets acquired. The Company was, therefore, required to write fixed assets down to zero and to record negative goodwill on its balance sheet for the remaining amount of the excess fair market value of the net assets acquired over the purchase price. Amortization of this negative goodwill created a positive offset to operating expenses in the amount of $120,000 in fiscal 2001. Negative goodwill was amortized over a ten-year period in general and administrative expenses. The amount was fully amortized during fiscal 2001.

*Amortization of Intangible Assets*

On April 22, 2002, the Company completed the acquisition of DOME. $14.6 million of the purchase price was allocated to identifiable intangible assets. The identifiable intangible assets consist primarily of developed technology and are being amortized over their estimated useful lives. The weighted average amortization period was approximately four years at the date of acquisition. During fiscal 2003 and 2002, the Company recorded amortization of intangible assets of $2.8 million and $1.2 million, respectively.

**Non-recurring Charges**

*2003 Severance Charges*

During the fourth quarter of fiscal 2003, the Company decided to reduce its workforce by 28 employees in order to align operations with current market conditions, improve profitability, and close a European sales office. As a result of this decision, the Company recorded severance charges of $898,000, which have been recorded as non-recurring charges in the Consolidated Statement of Operations in the fourth quarter of fiscal 2003. Cash of $898,000 is expected to be used in connection with these severance costs. This action is expected to be completed by the end of the first quarter of fiscal 2004.

*LCD, EL and Photonics Charges*

During the fourth quarter of fiscal 2002, the Company decided to transition its PMLCD product manufacturing from Wisconsin to China, consolidate its EL product manufacturing into a single factory in Finland and terminate the photonics Quantum programs that were directed at the optical telecommunication markets. These actions were intended to align operations with current market conditions and to improve the profitability of the Company's operations. The Company completed its transition of PMLCD product manufacturing to China at the end of the first quarter of fiscal 2003. The consolidation of its EL manufacturing facilities into one facility in Finland was completed by the end of fiscal 2003. The termination of the photonics Quantum programs was completed by the end of fiscal 2002. As a result of these decisions, the Company recorded charges of $20.0 million, including charges primarily for impairment of fixed assets, workforce reductions of 236 employees, excess inventory and lease cancellation and restoration costs. Cash of $4.1 million was expected to be used in connection with severance and lease cancellation and restoration costs.

The Company recorded fixed asset impairment charges of $14.3 million as a result of these decisions. The majority of these charges are for equipment and machinery and includes estimates for the sales proceeds based upon prices for similar assets in the used equipment market. There are also amounts included in the impairment charge for the building and land at the Wisconsin manufacturing facilities, which are based upon quoted real estate market prices. This facility is currently listed for sale. The Company also recorded charges of $1.5 million for excess and obsolete inventory, which has been identified as a direct result of the decision to consolidate facilities or transition the products to offshore manufacturers resulting in the exit of certain product lines. The Company has also recorded a charge of $1.7 million for lease cancellations and restoration. In addition, the Company has recorded severance charges of $2.4 million. The charges of $1.5 million related to inventory have been recorded as cost of sales in the Consolidated Statements of Operations in the fourth quarter of fiscal 2002. The remaining charges of $18.5 million have been recorded as non-recurring charges in the Consolidated Statements of Operations in the fourth quarter of fiscal 2002.

During the fourth quarter of fiscal 2003, the Company recorded an additional charge of $335,000 for fixed asset impairment charges. This additional charge was due to changes in the original estimates of expected cash proceeds from the sale of fixed assets. In addition, the Company determined that $738,000 of the original $20.0 million charge was not required. The original estimates changed due to lease cancellation, restoration and severance costs being less than originally anticipated as employees left voluntarily or filled other vacant positions within the Company. These changes in estimates from the original reserve were not anticipated and resulted in a non-recurring gain of $403,000 which has been recorded as non-recurring charges in the Consolidated Statement of Operations in the fourth quarter of 2003.

*CRT Charges*

During the third quarter of fiscal 2001, the Company made a decision to close its military CRT business. This business was a mature business, in which the customers had been converting to flat-panel displays over the previous few years. The Company received last time buy orders from customers and shipped all of those orders in the fourth quarter of fiscal 2001. The Company completed the closing of this business in the first quarter of fiscal 2002. As a result of this decision, the Company recorded non-recurring charges of $1.2 million, including charges for excess inventory, severance related to workforce reductions of 29 employees and lease cancellation costs. The inventory charge of $826,000 has been recorded as cost of sales and the remaining charges of $383,000 for severance charges and lease termination costs have been recorded as non-recurring charges in the Consolidated Statements of Operations. These actions were completed by the end of fiscal 2002.

*Military AMLCD Charges*

In the fourth quarter of fiscal year 2000, the Company decided to exit its unprofitable business of supplying high-performance, full-color AMLCD flat panel displays for military avionics. As a result of this decision, the Company recorded non-recurring charges of $13.0 million, including charges primarily for excess inventory, recognition of losses on contracts which would not be fulfilled and the expected losses to be incurred in fulfilling the existing contracts, impairment of fixed assets and workforce reductions of 27 people. The Company completed the fulfillment of existing contracts during the third quarter of fiscal year 2001. Other actions were completed by the end of fiscal year 2001.

During the third quarter of fiscal year 2001, the Company determined that $3.3 million of the original $13.0 million reserve was not required. The original estimates changed due to the unanticipated sale of inventory which had been fully reserved, the use of inventory to build warranty and replacement units, which was higher than originally anticipated, and the cancellation of firm purchase commitments all of which were included in the original inventory reserves. In addition, the estimates changed due to higher than anticipated yields resulting in lower losses on contracts which were included in the original reserve and the settlement of contractual liabilities and commitments, which were lower than originally anticipated. These changes in estimates from the original reserve were not anticipated and resulted in a non-recurring gain in the third quarter of fiscal year 2001 of $2.2 million, which has been included in cost of sales and a non-recurring gain of $1.1 million, which was included in non-recurring charges in the Consolidated Statements of Operations in the third quarter of fiscal 2001.

*Current-Year Activity*

During fiscal year 2003, the Company paid cash of $1.9 million related to contractual liabilities, severance, and lease termination costs. The remaining amounts are expected to be paid primarily by the end of the second quarter of fiscal 2004.

**Operating Expenses**

Operating expenses decreased $12.4 million or 19.5% to $51.3 million in 2003 from $63.7 million in 2002. As a percentage of sales, operating expenses decreased to 20.4% in 2003 from 30.9% in 2002. The decrease was primarily due to the impact of recording the $20.7 million of non-recurring charges in 2002, offset by higher operating expenses primarily associated with the acquisition of DOME and the payment of variable compensation in 2003. Operating expenses increased $21.5 million or 50.8% to $63.7 million in 2002 from $42.3 million in 2001. The increase was primarily due to non-recurring charges of $20.7 million during fiscal 2002. As a percentage of sales, operating expenses increased to 30.9% in 2002 from 20.3% in 2001.

**Non-operating Income and Expense**

Non-operating income and expense includes interest income on investments, interest expense and net foreign currency exchange gain or loss. Net interest expense decreased to $1.2 million in 2003 from $1.4 million in 2002 due to lower interest expense on decreased average borrowings. Net interest expense increased to $1.4 million in 2002 from $376,000 in 2001, primarily due to increased borrowings related to the acquisition of DOME.

Foreign currency exchange gains and losses are related to timing differences in the receipt and payment of funds in various currencies and the conversion of cash, accounts receivable and accounts payable denominated in foreign currencies to the applicable functional currency. Foreign currency exchange gains and losses amounted to net losses of $40,000, $154,000, and $444,000 in 2003, 2002 and 2001, respectively. The impact of fluctuations in the exchange rate subsequent to January 1, 2001 was mitigated by the adoption of the Company's hedging strategy.

The Company currently realizes about one-fifth of its revenue outside the United States and expects this to continue in the future. The functional currency of the Company's foreign subsidiary is the Euro which must be translated to U.S. Dollars for consolidation. Beginning January 1, 2001, the Company began hedging its Euro exposure with foreign exchange forward contracts. The Company believes that this hedging will mitigate the risks associated with foreign currency fluctuations.

**Provision for Income Taxes**

The Company recorded a tax provision of $8.6 million in 2003, a tax benefit of $1.9 million in 2002, and a tax provision of $7.2 million in 2001. For fiscal 2003, the differences between the effective tax rate and the federal statutory rate were due to state income taxes, research credits, changes in the valuation allowance, and the effects of the Company's foreign tax rates. For fiscal 2002, the differences between the effective tax rate and the federal statutory rate were due to state income taxes, permanent differences resulting from purchase accounting adjustments, research credits, changes in the valuation allowance, federal and state settlements and the effects of the Company's foreign tax rates. For fiscal 2001, the differences between the effective tax rate and the federal statutory tax rate were due to state income taxes, permanent differences resulting from purchase accounting adjustments, research credits, changes in the valuation allowance and the effects of the Company's foreign tax rates.

### Net Income (Loss)

In 2003, net income was $15.2 million or $1.04 per diluted share. In 2002, net loss was $3.1 million or $0.24 per share. Net income for 2001 was $14.5 million or $1.13 per diluted share.

## LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $28.7 million, $23.7 million, and $16.0 million in fiscal years 2003, 2002 and 2001, respectively. Net cash provided by operations in 2003 was due primarily to net income, depreciation and amortization, and changes in accounts payable and other current liabilities, offset by the changes in inventories and accounts receivable. Net cash provided by operations in 2002 was due primarily to the non-recurring charges, depreciation and amortization and the change in accounts receivable offset by the net loss and the changes in inventories, accounts payable and other current liabilities. Net cash provided by operations in 2001 was due primarily to the net income, depreciation and amortization and the changes in inventories and other current assets offset by the changes in accounts receivable, other current liabilities and deferred taxes.

Working capital decreased $3.0 million to $73.4 million at September 26, 2003 from $76.4 million at September 27, 2002. Current assets increased $13.8 million in fiscal 2003. Accounts receivable increased $5.7 million due to higher revenues in 2003 offset by reductions in days sales outstanding. Inventories increased $10.0 million due primarily to increased inventory levels and requirements related to the growth in the Commercial segment. Other current assets decreased $1.9 million primarily due to decreases in current deferred tax asset balances. Current liabilities increased $16.7 million in fiscal 2003. Accounts payable increased $14.7 million due primarily to the increasing purchasing activity of products in our Commercial segment and the related timing of payments. Other current liabilities increased $2.2 million due primarily to increases in income taxes payable. During 2003, the Company also reduced its outstanding long-term debt and capitalized lease balances through payments of $35.6 million.

Additions to plant and equipment were $2.7 million, $5.7 million, and $13.0 million in 2003, 2002 and 2001, respectively. In 2003, expenditures for plant and equipment primarily related to manufacturing equipment and upgrades to computer hardware and software. In 2002, expenditures for plant and equipment primarily related to additional costs associated with the ERP implementation, the leasehold improvements in a new office and improvements to information systems. In 2001, ERP systems in the U.S. were replaced. Additions and upgrades were also made to all of the manufacturing facilities. Cash used in the acquisition of DOME was provided by increased long-term borrowings and the proceeds from the issuance of common stock.

The Company entered into a new credit agreement on April 22, 2002. This agreement replaced the Company's existing lines of credit. The total borrowings were $40.0 million, which consisted of a revolving loan of $25.0 million and a term loan of $15.0 million. The total amounts outstanding at September 26, 2003 were $10.0 million under the revolving loan and $1.8 million under the term loan. The revolving loan is due in April 2004. The term loan is payable in quarterly installments of $1.9 million. The loans are secured by substantially all assets of the Company. The interest rate can fluctuate quarterly based upon the actual leverage ratio between the lesser of the LIBOR rate plus 125 basis points or the prime rate and the greater of the LIBOR rate plus 325 basis points or the prime rate plus 50 basis points. The loans also include various financial covenants including a leverage ratio, a fixed charge coverage ratio, tangible net worth and capital expenditure limits. The Company was in compliance with these covenants as of September 26, 2003. Borrowings outstanding under certain equipment financing loans were $2.6 million and $11.7 million as of September 26, 2003 and September 27, 2002, respectively. As the equipment that is used as collateral under these agreements is sold or disposed of, the amounts outstanding under these loans will be repaid. The Company also entered into a capital lease during the third quarter of 2002 for leasehold improvements in new offices. The total minimum lease payments are $1.4 million which are payable over seven years. The Company believes its existing cash and investments together with cash generated from operations and existing borrowing capabilities will be sufficient to meet working capital requirements for the foreseeable future.

On December 16, 2003, the Company entered into a $50.0 million credit agreement, replacing the Company's existing credit agreement. The agreement expires December 1, 2008. The borrowings are secured by substantially all assets of the Company. The interest rates can fluctuate quarterly based upon the actual funded debt to EBITDA ratio and the LIBOR rate. The agreement includes the following financial covenants: a fixed charge ratio, minimum EBITDA, minimum net worth and a funded debt to EBITDA ratio.

During the third quarter of fiscal 2002, the Company completed the sale of approximately 463,000 shares of newly issued common stock in a private placement transaction. The purchase price was $21.60 per share and resulted in net proceeds of $9.5 million.

## QUARTERLY RESULTS OF OPERATIONS

The table below presents unaudited consolidated financial results for each quarter in the two-year period ended September 26, 2003. The Company believes that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with the Consolidated Financial Statements. The operating results for any quarter are not necessarily indicative of the results that may be expected for any future period.

| | Three months ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **Sept. 26, 2003** | **June 27, 2003** | **March 28, 2003** | **Dec. 27, 2002** | **Sept. 27, 2002** | **June 28, 2002** | **March 29, 2002** | **Dec. 28, 2001** |
| | (in thousands, except per share amounts) | | | | | | | |
| Sales | $72,210 | $62,870 | $60,104 | $56,743 | $ 58,267 | $58,020 | $48,857 | $40,785 |
| Gross profit | 20,195 | 20,001 | 19,378 | 16,766 | 16,823 | 17,856 | 13,199 | 12,452 |
| Income (loss) from operations | 7,697 | 6,983 | 5,778 | 4,604 | (14,591) | 3,552 | 3,842 | 3,818 |
| Net income (loss) | 4,548 | 4,393 | 3,551 | 2,710 | (9,520) | 1,613 | 2,405 | 2,440 |
| Diluted net income (loss) per share | $ 0.30 | $ 0.30 | $ 0.25 | $ 0.19 | $ (0.70) | $ 0.11 | $ 0.18 | $ 0.19 |
| Average shares outstanding- diluted | 14,983 | 14,524 | 14,391 | 14,429 | 13,551 | 14,267 | 13,415 | 13,106 |

## RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board, ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations", ("FAS 143"). FAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company has adopted the provisions of this statement and has determined that this statement did not have a material impact on its results of operations or its financial position upon adoption.

The FASB also issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", ("FAS 144"). FAS 144 supercedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This new standard also supercedes certain aspects of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", ("APB 30"), with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be reported in the period incurred (rather than on the measurement date as required by APB 30). In addition, more dispositions will qualify for discontinued operations treatment. This statement was required to be adopted for fiscal year 2003 and interim periods within that fiscal year. The Company has determined that this statement did not have a material impact on its results of operations or its financial position.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", ("FAS 146"). FAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002 and did not materially impact the Company's consolidated financial statements.

In October 2002, the Emerging Issues Task Force ("EITF") issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This standard addresses revenue recognition accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. This statement is to be effective for the Company's fiscal year 2004. Management believes the adoption of the provisions of this statement will not have a material effect on its result of operations or its financial position.

In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations do not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of the recognition and measurement provisions of Interpretation 45 did not have a material impact on its results of operations or its financial position.

In December 2002, the FASB issued FAS No. 148, "Accounting for Stock-Based Compensation- Transition and Disclosure- an amendment of FASB Statement No. 123." This standard amends FAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this standard amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions of FAS No. 148 are not applicable to the Company since the expense recognition provisions of FAS No. 123 have not been adopted. The Company has adopted the disclosure provisions of FAS No. 148.

## Independent Auditors' Report

The Board of Directors
Planar Systems, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Planar Systems, Inc. and subsidiaries as of September 26, 2003 and September 27, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended September 26, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Planar Systems, Inc. and subsidiaries as of September 26, 2003 and September 27, 2002, and the results of their operations, and their cash flows for each of the years in the three-year period ended September 26, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill amortization and impairment in 2002.

/s/ KPMG LLP

Portland, Oregon
October 20, 2003, except as to Note 14, which is as of December 16, 2003

# PLANAR SYSTEMS, INC.
# CONSOLIDATED BALANCE SHEETS

| | Sept. 26, 2003 | Sept. 27, 2002 |
|---|---|---|
| | (In thousands, except share data) | |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 37,424 | $ 37,451 |
| Accounts receivable, net of allowance for doubtful accounts of $790 at 2003 and $703 at 2002 (Note 2) | 37,148 | 31,437 |
| Inventories | 39,255 | 29,305 |
| Other current assets (Note 8) | 11,536 | 13,409 |
| Total current assets | 125,363 | 111,602 |
| Property, plant and equipment, net (Note 5) | 19,898 | 24,669 |
| Goodwill | 49,001 | 49,001 |
| Intangible assets | 10,547 | 13,379 |
| Other assets (Note 8) | 5,027 | 7,820 |
| | $209,836 | $206,471 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 20,076 | $ 5,330 |
| Accrued compensation | 5,560 | 6,006 |
| Current portion of long-term debt and capital leases (Note 6) | 12,373 | 11,923 |
| Deferred revenue | 410 | 603 |
| Other current liabilities (Notes 7 & 8) | 13,498 | 11,307 |
| Total current liabilities | 51,917 | 35,169 |
| Long-term debt and capital leases, less current portion (Note 6) | 3,217 | 39,282 |
| Other long-term liabilities (Note 8) | 3,863 | 7,661 |
| Total liabilities | 58,997 | 82,112 |
| Shareholders' equity: | | |
| Preferred stock, $.01 par value, authorized 10,000,000 shares, no shares issued. | — | — |
| Common stock, no par value. Authorized 30,000,000 shares; issued 14,391,880 and 13,601,375 shares at 2003 and 2002, respectively | 126,947 | 117,520 |
| Retained earnings | 30,621 | 15,938 |
| Accumulated other comprehensive loss (Note 13) | (6,729) | (9,099) |
| Total shareholders' equity | 150,839 | 124,359 |
| | $209,836 | $206,471 |

See accompanying notes to consolidated financial statements.

# PLANAR SYSTEMS, INC.
# CONSOLIDATED STATEMENTS OF OPERATIONS

| | Fiscal year ended | | |
|---|---|---|---|
| | Sept. 26, 2003 | Sept. 27, 2002 | Sept. 28, 2001 |
| | (In thousands, except per share amounts) | | |
| Sales | $251,927 | $205,929 | $207,952 |
| Cost of sales | 175,587 | 145,599 | 143,124 |
| Gross profit | 76,340 | 60,330 | 64,828 |
| Operating expenses: | | | |
| Research and development, net | 11,142 | 12,895 | 11,065 |
| Sales and marketing | 19,651 | 15,286 | 16,892 |
| General and administrative | 17,158 | 13,638 | 14,954 |
| Amortization of intangible assets | 2,832 | 1,180 | — |
| Non-recurring charges (Note 4) | 495 | 20,710 | (654) |
| Total operating expenses | 51,278 | 63,709 | 42,257 |
| Income (loss) from operations | 25,062 | (3,379) | 22,571 |
| Non-operating income (expense): | | | |
| Interest income | 467 | 479 | 810 |
| Interest expense | (1,710) | (1,887) | (1,186) |
| Foreign exchange, net | (40) | (154) | (444) |
| Net non-operating expense | (1,283) | (1,562) | (820) |
| Income (loss) before income taxes | 23,779 | (4,941) | 21,751 |
| Provision (benefit) for income taxes (Note 8) | 8,577 | (1,879) | 7,214 |
| Net income (loss) | $ 15,202 | $ (3,062) | $ 14,537 |
| Basic net income (loss) per share | $ 1.08 | $ (0.24) | $ 1.21 |
| Average shares outstanding—basic | 14,016 | 12,937 | 11,980 |
| Diluted net income (loss) per share | $ 1.04 | $ (0.24) | $ 1.13 |
| Average shares outstanding—diluted | 14,572 | 12,937 | 12,859 |

See accompanying notes to consolidated financial statements.

## PLANAR SYSTEMS, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Fiscal year ended | | |
|---|---|---|---|
| | Sept. 26, 2003 | Sept. 27, 2002 | Sept. 28, 2001 |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income (loss) | $ 15,202 | $ (3,062) | $ 14,537 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities | | | |
| Depreciation and amortization | 9,757 | 9,358 | 7,100 |
| Amortization of excess market value of acquired net assets over purchase price | — | — | (120) |
| Non-recurring charges | 495 | 22,221 | (2,006) |
| Deferred taxes | 1,279 | 1,594 | (3,883) |
| Tax benefit of stock options exercised | 2,697 | 2,535 | 2,060 |
| (Increase) decrease in accounts receivable | (6,401) | 9,466 | (6,167) |
| (Increase) decrease in inventories | (10,328) | (7,494) | 6,326 |
| (Increase) decrease in other current assets | 603 | (2,412) | 5,404 |
| Increase (decrease) in accounts payable | 13,917 | (3,257) | (2,639) |
| Increase (decrease) in accrued compensation | (359) | (787) | 2,199 |
| Increase (decrease) in deferred revenue | (199) | 125 | (624) |
| Increase (decrease) in other current liabilities | 2,067 | (4,603) | (6,226) |
| Net cash provided by operating activities | 28,730 | 23,684 | 15,961 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Purchase of property, plant and equipment | (2,702) | (5,706) | (13,005) |
| Investment in a business | — | (52,216) | (1,533) |
| Increase (decrease) in other long-term liabilities | (57) | 223 | 310 |
| Decrease in long term assets | 330 | 19 | 351 |
| Net cash used in investing activities | (2,429) | (57,680) | (13,877) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Payments of long-term debt and capital lease obligations | (35,615) | (3,922) | (2,444) |
| Proceeds from long-term debt | — | 40,000 | — |
| Stock repurchase | (519) | (554) | (1,061) |
| Net proceeds from issuance of capital stock | 6,730 | 15,906 | 6,447 |
| Net cash provided by (used in) financing activities | (29,404) | 51,430 | 2,942 |
| Effect of exchange rate changes | 3,076 | (1,990) | 525 |
| Net increase (decrease) in cash and cash equivalents | (27) | 15,444 | 5,551 |
| Cash and cash equivalents at beginning of period | 37,451 | 22,007 | 16,456 |
| Cash and cash equivalents at end of period | $ 37,424 | $ 37,451 | $ 22,007 |
| Supplemental cash flow disclosure | | | |
| Cash paid for interest | $ 1,885 | $ 1,693 | $ 1,174 |
| Cash paid for income taxes | $ 1,820 | $ 378 | $ 3,595 |
| Acquisition of assets under capital leases | — | $ 1,422 | $ — |

See accompanying notes to consolidated financial statements.

## PLANAR SYSTEMS, INC.
## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | Common Stock | | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| | | (In thousands, except share amounts) | | | |
| BALANCE, SEPTEMBER 29, 2000 | 11,851,976 | $ 79,296 | $ 6,078 | $(12,106) | $ 73,268 |
| Components of comprehensive income (Note 13): | | | | | |
| Net income | — | — | 14,537 | — | 14,537 |
| Currency translation adjustment, net | — | — | — | 998 | 998 |
| Unrealized loss on investments, net | — | — | — | (160) | (160) |
| Total comprehensive income | | | | | 15,375 |
| Proceeds from issuance of common stock | 730,172 | 6,447 | — | — | 6,447 |
| Tax benefit of stock options exercised (Note 8) | — | 2,060 | — | — | 2,060 |
| Stock repurchase | (48,325) | — | (1,061) | — | (1,061) |
| BALANCE, SEPTEMBER 28, 2001 | 12,533,823 | 87,803 | 19,554 | (11,268) | 96,089 |
| Components of comprehensive income (Note 13): | | | | | |
| Net loss | — | — | (3,062) | — | (3,062) |
| Currency translation adjustment, net | — | — | — | 2,312 | 2,312 |
| Unrealized loss on investments, net | — | — | — | (143) | (143) |
| Total comprehensive loss | | | | | (893) |
| Proceeds from issuance of common stock | 1,094,498 | 15,906 | — | — | 15,906 |
| Tax benefit of stock options exercised (Note 8) | — | 2,535 | — | — | 2,535 |
| Value of stock options assumed in acquisition (Note 3) | — | 11,276 | — | — | 11,276 |
| Stock repurchase | (26,946) | — | (554) | — | (554) |
| BALANCE, SEPTEMBER 27, 2002 | 13,601,375 | 117,520 | 15,938 | (9,099) | 124,359 |
| Components of comprehensive income (Note 13): | | | | | |
| Net income | — | — | 15,202 | — | 15,202 |
| Currency translation adjustment, net | — | — | — | 2,618 | 2,618 |
| Unrealized loss on investments, net | — | — | — | (248) | (248) |
| Total comprehensive income | | | | | 17,572 |
| Proceeds from issuance of common stock | 814,606 | 6,730 | — | — | 6,730 |
| Tax benefit of stock options exercised (Note 8) | | 2,697 | | | 2,697 |
| Stock repurchase | (24,101) | — | (519) | — | (519) |
| BALANCE, SEPTEMBER 26, 2003 | 14,391,880 | $126,947 | $30,621 | $ (6,729) | $150,839 |

See accompanying notes to consolidated financial statements.

## PLANAR SYSTEMS, INC.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## THREE YEARS ENDED SEPTEMBER 26, 2003
**(Dollars in thousands, except per share amounts)**

### NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

#### Operations

Planar Systems, Inc. was incorporated on April 27, 1983 and commenced operations in June 1983. Planar Systems, Inc., and its wholly owned subsidiaries (collectively, the "Company") are engaged in developing, manufacturing and marketing of electronic display products and systems. These display products and systems are primarily electroluminescent displays (EL), and active matrix liquid crystal displays (AMLCD) and plasma display panels (PDP).

#### Principles of consolidation

The consolidated financial statements include the financial statements of Planar Systems, Inc. and its wholly-owned subsidiaries, Planar International Ltd., and DOME imaging systems, inc. All significant intercompany accounts and transactions are eliminated in consolidation.

#### Fiscal year

The Company's fiscal year ends on the last Friday in September. The last days of fiscal 2003, 2002, and 2001 were September 26, September 27, and September 28, respectively. Due to statutory requirements, Planar International's fiscal year-end is September 30. All references to a year in these notes are to the Company's fiscal year ended in the period stated which includes the fiscal year results of Planar International.

#### Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of sales and expenses during the reporting period. Actual results may differ from those estimates.

#### Foreign currency translation

The local currency is the functional currency of the Company's foreign subsidiary. Assets and liabilities of the foreign subsidiary are translated into U.S. Dollars at current exchange rates, and sales and expenses are translated using average rates. Gains and losses from translation of net assets are included in accumulated other comprehensive loss. Gains and losses from foreign currency transactions are included as a component of non-operating income (expense).

#### Cash and cash equivalents

Cash and cash equivalents include cash deposits in banks and highly liquid instruments with maturities of three months or less from the time of purchase.

#### Investments

Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale, along with the Company's investment in equity securities. Securities available for sale are carried at fair value, with unrealized gains and losses, net of tax, reported in accumulated other comprehensive loss. At September 26, 2003 and September 27, 2002, the Company had no investments that qualified as trading or held to maturity.

### Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company has established an allowance for doubtful accounts which represents the Company's best estimate of the amount of the probable credit losses in the Company's existing accounts receivable. The Company determines the allowance by performing ongoing evaluations of its customers and their ability to make payments. The Company determines the adequacy of the allowance based on length of time past due, historical experience and judgment of economic conditions. Additionally, the Company has a credit policy that is applied to its potential customers. Account balances are charged off against the allowance after all options have been exhausted and the potential recovery is considered unlikely.

### Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market, net of reserves for estimated inventory obsolescence based upon the Company's best estimate of future product demand. Inventories consist of:

| | 2003 | 2002 |
|---|---|---|
| Raw materials | $11,308 | $13,725 |
| Work in progress | 2,891 | 2,821 |
| Finished goods | 25,056 | 12,759 |
| | $39,255 | $29,305 |

Included in cost of sales are $1,508, $1,356, and $734 of charges related to inventory obsolescence reserves for the years ended September 26, 2003, September 27, 2002, and September 28, 2001, respectively. The Company had inventory reserves of $4,933 and $4,523 as of September 26, 2003 and September 27, 2002, respectively.

### Property, plant and equipment

Depreciation of equipment is computed on a straight-line basis over the estimated useful lives of the assets, generally three to seven years. Capitalized leases and leasehold improvements are amortized on a straight-line basis over the lesser of the life of the leases or the estimated useful lives of the assets. Depreciation of the buildings is computed on a straight-line basis over the estimated useful life of the buildings, estimated to be 39 years.

### Other assets

Included in other assets of $5,027 and $7,820 as of September 26, 2003 and September 27, 2002, respectively, are assets associated with equipment which had not been placed in service as of September 26, 2003 and September 27, 2002 in the amounts of $1,615 and $994, respectively.

### Income taxes

Deferred tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at the enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized.

### Revenue recognition

The Company recognizes revenue from product sales when title transfers and risk of loss has passed to the customer, which is generally at the time the product is shipped. Service revenue is deferred and recognized over the contract period or as services are rendered. Some distributor agreements allow for potential return of products and price protection under certain conditions within limited time periods. Such return rights are generally limited to contractually defined short-term stock rotation. The Company estimates expected sales returns and price adjustments based on historical experience and other qualitative factors. Estimated sales returns and price adjustments are recorded as a reduction of revenue at the time of shipment.

### Research and development costs

Research and development costs are expensed as incurred. The Company periodically enters into research and development contracts with certain governmental agencies and private-sector companies. These contracts generally provide for reimbursement of costs. Funding from research and development contracts is recognized as a reduction in operating expenses during the period in which the services are performed and related direct expenses are incurred, as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Research and development expense | $13,467 | $15,143 | $15,080 |
| Contract funding | (2,325) | (2,248) | (4,015) |
| Research and development, net | $11,142 | $12,895 | $11,065 |

### Warranty and extended warranty

The Company provides a warranty for its products and establishes an allowance at the time of sale adequate to cover costs during the warranty period. The warranty period is generally between 12 and 36 months. This reserve is included in other current liabilities (Note 7).

### Intangible assets

The intangible assets consist primarily of developed technology and are being amortized over their estimated useful lives. The weighted-average amortization period was approximately four years. As of September 26, 2003, and September 27, 2002, the Company had recorded accumulated amortization of $4,012 and $1,180, respectively. The amortization expense is estimated to be $2,731, $2,213, $1,680, $1,226 and $589 in fiscal 2004 through 2008, respectively.

### Goodwill

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", ("FAS 142"), FAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. The Company adopted FAS 142 in the first quarter of fiscal 2002 and therefore, ceased amortization of goodwill recorded in past business combinations. Based upon the Company's impairment analysis completed in the second quarter of fiscal 2003, the Company concluded there was no impairment of goodwill under FAS 142. The Company accounts for goodwill using an impairment-only approach. Goodwill is tested annually and whenever events or circumstances occur indicating that goodwill may be impaired.

### Impairment of long-lived assets

Long-lived assets and intangible assets are reviewed for impairment when events or circumstances indicate costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. If impairment exists, the asset is written down to its fair value. Fair value is determined through quoted market values or through the calculation of the present value of future cash flows expected to be provided by the asset. See additional discussion in Footnote 4, Non-recurring charges.

**Advertising expenses**

All advertising expenditures are expensed as incurred and were $3,134 and $2,033 in fiscal 2003 and 2002, respectively. Fiscal year 2001 amounts were not significant.

**Net income (loss) per share**

Basic net income (loss) per share was computed using the weighted average number of common shares outstanding during each period. Diluted net income (loss) per share is computed using the weighted average number of common shares plus dilutive common equivalent shares outstanding during the period. Incremental shares of 556,000, 0 and 879,000 for the fiscal years ended September 26, 2003, September 27, 2002, and September 28, 2001, respectively, were used in the calculations of diluted earnings per share. In years in which a net loss is incurred, no common stock equivalents are included since they are antidilutive. Potential common equivalent shares related to stock options excludes 1,600,687, 900,321 and 232,607 shares not included in the computation of diluted net income (loss) per share because the options' exercise price was greater than the average market price of the common shares for the years ended September 26, 2003, September 27, 2002 and September 28, 2001, respectively.

**Financial instruments**

For short-term financial instruments, including cash and cash equivalents, accounts receivable, short-term debt, accounts payable and accrued compensation, the carrying amount approximates the fair value because of the immediate short-term nature of those instruments. The fair value of long-term debt is estimated based upon quoted market prices for similar instruments or by discounting expected cash flows at rates currently available to the Company for instruments with similar risks and maturities. The differences between the fair values and carrying amounts of the Company's financial instruments at September 26, 2003 and September 27, 2002 were not material.

**Derivative instruments**

In January 2001, the Company began using forward exchange contracts to hedge the fluctuations in the dollar value of its foreign currency accounts receivable and payables related to its Finnish operations which are denominated in Euros. In the years ended September 26, 2003, September 27, 2002, and September 28, 2001, the net loss on foreign exchange was $40, $154 and $444, respectively, which has been recorded as foreign exchange, net in the Consolidated Statements of Operations. After beginning our hedging strategy on January 1, 2001, the net loss on foreign exchange was $70 during fiscal 2001. The forward exchange contracts are settled and renewed on a monthly basis in order to maintain a balance between the balance sheet exposures and the contract amounts. The amounts recorded in the balance sheet approximate fair value due to the short duration of the contracts. The Company maintained open contracts of approximately $11,400 as of September 26, 2003.

**Stock-based compensation plans**

The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

If the Company accounted for its stock-based compensation plans in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net income (loss) and net income (loss) per share would approximate the pro forma disclosures below:

| | 12 months ended | | |
|---|---|---|---|
| | Sept. 26, 2003 | Sept. 27, 2002 | Sept. 28, 2001 |
| Net income (loss), as reported | $15,202 | $(3,062) | $14,537 |
| Less total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects | (4,070) | (4,731) | (3,138) |
| Pro forma net income (loss) | $11,132 | $(7,793) | $11,399 |
| Net income (loss) per share: | | | |
| Basic—as reported | $ 1.08 | $ (0.24) | $ 1.21 |
| Basic—pro forma | $ 0.79 | $ (0.60) | $ 0.95 |
| Diluted—as reported | $ 1.04 | $ (0.24) | $ 1.13 |
| Diluted—pro forma | $ 0.76 | $ (0.60) | $ 0.89 |

The effects of applying FAS No. 123 in this proforma disclosure are not indicative of future amounts. FAS No. 123 does not apply to awards prior to January 1, 1995 and additional awards are anticipated in future years.

**Recent accounting pronouncements**

In August 2001, the Financial Accounting Standards Board, ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations", ("FAS 143"). FAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company has adopted the provisions of this statement and has determined that this statement did not have a material impact on its results of operations or its financial position upon adoption.

The FASB also issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", ("FAS 144"). FAS 144 supercedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This new standard also supercedes certain aspects of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", ("APB 30"), with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be reported in the period incurred (rather than on the measurement date as required by APB 30). In addition, more dispositions will qualify for discontinued operations treatment. This statement was required to be adopted for fiscal year 2003 and interim periods within that fiscal year. The Company has determined that this statement did not have a material impact on its results of operations or its financial position.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", ("FAS 146"). FAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002 and did not materially impact the Company's consolidated financial statements.

In October 2002, the Emerging Issues Task Force ("EITF") issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This standard addresses revenue recognition accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. This statement is to be effective for the Company's fiscal year 2004. Management believes the adoption of the provisions of this statement will not have a material effect on its result of operations or its financial position.

In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of the recognition and measurement provisions of Interpretation 45 did not have a material impact on its results of operations or its financial position.

In December 2002, the FASB issued FAS No. 148, "Accounting for Stock-Based Compensation- Transition and Disclosure- an amendment of FASB Statement No. 123." This standard amends FAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this standard amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions of FAS No. 148 are not applicable to the Company since the expense recognition provisions of FAS No. 123 have not been adopted. The Company has adopted the disclosure provisions of FAS No. 148.

**Reclassification**

Certain balances in the 2002 and 2001 financial statements have been reclassified to conform with 2003 presentations. Such reclassifications had no effect on results of operations or retained earnings.

## NOTE 2 CONCENTRATION OF RISK

**Credit risk**

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade receivables and investments. The risk in trade accounts receivable is limited due to the credit worthiness of the companies comprising the Company's customer base and their dispersion across many different sectors of the electronics industry and geographies. The risk in investments is limited due to the credit worthiness of investees comprising the portfolio and the diversity of the portfolio. At September 26, 2003, the Company does not believe it had any significant credit risks.

**Supplier risks**

The Company relies on third party manufacturers for a significant portion of its product components. Reliance on suppliers raises several risks, including the possibility of defective parts, reduced control over the availability and delivery schedule for parts, and the possibility of increases in component costs. The Company's supply of products and profitability can be adversely affected by each of these risks.

The Company also purchases other single-source components for which it has no guaranteed alternative source of supply, and an extended interruption in the supply of any of these components could adversely affect the Company's results of operations. Furthermore, many of the components used in the Company's products are purchased from suppliers located outside the United States. Trading policies adopted in the future by the United States or foreign governments could restrict the availability of components or increase the cost of obtaining components. Any significant increase in component prices or decrease in component availability could have an adverse effect on the Company's results of operations.

The risks mentioned above related to reliance on suppliers will also impact the Company's contract manufacturers. In addition, the Company is reliant on its contract manufacturers' ability to maintain suitable manufacturing facilities, train manufacturing employees, manage the supply chain effectively, manufacture a quality product, and provide spare parts in support of the Company's warranty and customer service obligations. Failure of the Company's contract manufacturers to deliver in any one of these areas could have an adverse effect on its results of operations.

## NOTE 3 BUSINESS ACQUISITIONS

On April 22, 2002, the Company completed the acquisition of DOME imaging systems, inc. ("DOME"). DOME designs, manufactures and markets computer graphic imaging boards, flat-panel displays and software for original equipment manufacturers in the medical field and other advanced image processing applications. As a result of the acquisition, the Company is able to offer a broader range of medical display solutions which complements our medical product line. The acquisition was accounted for as a purchase and, accordingly, the operations of DOME are included in the consolidated financial statements from the date of acquisition.

The total consideration paid was as follows:

| | |
|---|---|
| Cash | $52,216 |
| Value of stock options assumed | 11,276 |
| Cash to be paid for stock options | 1,232 |
| Closing and related costs | 972 |
| Total | $65,696 |

The Company assumed options to purchase approximately 621,000 shares of DOME stock. The options were valued using the Black-Scholes option pricing model with the following assumptions: expected life of 2 to 4 years; 0% dividend yield; 76.6% volatility and risk free interest rate of 5.1%. The cash to be paid for stock options related to certain stock options that were assumed by the Company but which were not converted into a right to receive the Company's stock upon exercise. These options were valued based on the number of such options multiplied by $7.38 per share, which was the purchase price per share in the acquisition.

The total purchase price of the acquisition was allocated as follows:

| | |
|---|---|
| Net tangible assets acquired | $ 9,130 |
| Identifiable intangible assets | 14,559 |
| In-process research and development costs | 2,258 |
| Goodwill | 45,573 |
| Deferred tax liabilities | (5,824) |
| Total | $65,696 |

The net tangible assets were comprised of the following:

| | |
|---|---|
| Cash | $ 504 |
| Accounts receivable | 8,361 |
| Inventories | 6,571 |
| Other current assets | 1,254 |
| Total current assets | 16,690 |
| Property, plant and equipment | 919 |
| Other assets | 149 |
| Total assets | 17,758 |
| Accounts payable | 4,648 |
| Accrued expenses | 3,949 |
| Total current liabilities | 8,597 |
| Other long-term liabilities | 31 |
| Total liabilities | 8,628 |
| Net tangible assets | $ 9,130 |

The identifiable intangible assets consisted primarily of developed technology and are being amortized over their estimated useful lives. The weighted average amortization period was approximately four years.

The in-process research and development costs of $2,258 were recorded as Non-recurring charges in the fiscal 2002 Consolidated Statement of Operations. These in-process research and development costs were written off at the date of acquisition in accordance with Financial Accounting Standards Board Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." These costs primarily related to the development of a flat-panel interface controller which was approximately 60% complete and has now been completed. The value was determined by estimating the net cash flows from the sale of products from 2002 through 2011 resulting from the completion of the project, and discounting the net cash flows back to their present value using a risk adjusted discount rate of 25%. The estimated net cash flows from these products were based upon management's estimates of related revenues, cost of sales, R&D costs, selling and marketing costs, general and administrative costs and income taxes.

Goodwill of $45,573 was recorded as a result of consideration paid in excess of the fair value of net tangible and intangible assets acquired, principally due to the fair value of the revenue expected to be derived from future products and the value of the workforce acquired. Goodwill will not be amortized, but will be reviewed periodically for potential impairment. No amount of goodwill is expected to be deductible for tax purposes. The goodwill has been assigned to the Medical segment.

The following table reflects the unaudited combined results of the Company and DOME, as if the merger had taken place at the beginning of each period presented. The proforma information includes adjustments for the amortization of the intangible assets, the increased interest expense and the related tax effect of these adjustments. All periods exclude the $2,258 charge for in-process research and development costs. The proforma information does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined companies.

| | Year ended | |
|---|---|---|
| | Sept 27, 2002 | Sept 28, 2001 |
| Revenue | $227,246 | $233,360 |
| Net income | $ 708 | $ 16,130 |
| Basic net income per share | $ 0.05 | $ 1.33 |
| Diluted net income per share | $ 0.05 | $ 1.20 |

In October 2000, the Company acquired a 12.5% interest in TopVision Technologies, a Taiwanese manufacturing Company. TopVision manufactures and sells flat-panel monitors. The Company paid $1,533 for its interest in TopVision. This investment has been accounted for using the cost method of accounting. During the years ended September 26, 2003, September 27, 2002, and September 28, 2001, the Company purchased $21,784 and $45,623, and $18,499 of materials from TopVision, respectively.

## NOTE 4 NON-RECURRING CHARGES

### LCD, EL and Photonics Charges

*2003 Severance Charges*

During the fourth quarter of fiscal 2003, the Company decided to reduce its workforce by 28 employees in order to align operations with current market conditions, improve profitability, and close a European sales office. As a result of this decision, the Company recorded severance charges of $898, which have been recorded as non-recurring charges in the Consolidated Statement of Operations in the fourth quarter of fiscal 2003. Cash of $898 is expected to be used in connection with these severance costs. This action is expected to be completed near the end of the first quarter of fiscal 2004.

*LCD, EL and Photonics Charges*

During the fourth quarter of fiscal 2002, the Company decided to transition its PMLCD product manufacturing from Wisconsin to China, consolidate its EL product manufacturing into a single factory in Finland and terminate the photonics Quantum programs that were directed at the optical telecommunication markets. These actions were intended to align operations with current market conditions and to improve the profitability of the Company's operations. The Company completed its transition of PMLCD product manufacturing to China at the end of the first quarter of fiscal 2003. The consolidation of its EL manufacturing facilities into one facility in Finland was completed by the end of fiscal 2003. The termination of the photonics Quantum programs was completed by the end of fiscal 2002. As a result of these decisions, the Company recorded charges of $19,963, including charges primarily for impairment of fixed assets, workforce reductions of 236 employees, excess inventory and lease cancellation and restoration costs. Cash of $4,114 was expected to be used in connection with severance and lease cancellation and restoration costs.

The Company recorded fixed asset impairment charges of $14,338 as a result of these decisions. The majority of these charges are for equipment and machinery and includes estimates for the sales proceeds based upon prices for similar assets in the used equipment market. There are also amounts included in the impairment charge for the building and land at the Wisconsin manufacturing facilities, which are based upon quoted real estate market prices. This facility is currently listed for sale. The Company also recorded charges of $1,511 for excess and obsolete inventory, which has been identified as a direct result of the decision to consolidate facilities or transition the products to offshore manufacturers resulting in the exit of certain product lines. The Company has also recorded a charge of $1,729 for lease cancellations and restoration. In addition, the Company has recorded severance charges of $2,385. The charges of $1,511 related to inventory have been recorded as cost of sales in the Consolidated Statements of Operations in the fourth quarter of fiscal 2002. The remaining charges of $18,452 have been recorded as non-recurring charges in the Consolidated Statements of Operations in the fourth quarter of fiscal 2002.

During the fourth quarter of fiscal 2003, the Company recorded an additional charge of $335 for fixed asset impairment charges. This additional charge was due to changes in the original estimates of expected cash proceeds from the sale of fixed assets. In addition, the Company determined that $738 of the original $19,963 charge was not required. The original estimates changed due to lease cancellation, restoration and severance costs being less than originally anticipated as employees left voluntarily or filled other vacant positions within the Company. These changes in estimates from the original reserve were not anticipated and resulted in a non-recurring gain of $403 which has been recorded as non-recurring charges in the Consolidated Statement of Operations in the fourth quarter of 2003.

## CRT Charges

During the third quarter of fiscal 2001, the Company decided to close its military CRT business. This business was a mature business, in which the customers had been converting to flat-panel displays over the previous few years. The Company received last-time-buy orders from customers and shipped all of those orders in the fourth quarter of fiscal 2001. The Company completed the closing of this business in the first quarter of fiscal 2002. As a result of this decision, the Company recorded non-recurring charges of $1,245 including charges for excess inventory, severance related to workforce reductions of 29 employees and lease cancellation costs. The inventory charge of $826 has been recorded as cost of sales and the remaining charges of $383 for severance charges and lease termination costs have been recorded as non-recurring charges in the Consolidated Statements of Operations. These actions were completed by the end of fiscal 2002.

## Military AMLCD Charges

In the fourth quarter of fiscal year 2000, the Company decided to exit its unprofitable business of supplying high-performance, full-color AMLCD flat-panel displays for military avionics. As a result of this decision, the Company recorded non-recurring charges of $12,963, including charges primarily for excess inventory, recognition of losses on contracts which would not be fulfilled and the expected losses to be incurred in fulfilling the existing contracts, impairment of fixed assets and workforce reductions of 27 people. The Company completed the fulfillment of existing contracts during the third quarter of fiscal year 2001. Other actions were completed by the end of fiscal year 2001.

During the third quarter of fiscal year 2001, the Company determined that $3,251 of the original $12,963 reserve was not required. The original estimates changed due to the unanticipated sale of inventory which had been fully reserved, the use of inventory to build warranty and replacement units, which was higher than originally anticipated, and the cancellation of firm purchase commitments all of which were included in the original inventory reserves. In addition, the estimates changed due to higher-than-anticipated yields resulting in lower losses on contracts which were included in the original reserve and the settlement of contractual liabilities and commitments, which were lower than originally anticipated. These changes in estimates from the original reserve were not anticipated and resulted in a non-recurring gain in the third quarter of fiscal year 2001 of $2,178, which has been included in cost of sales and a non-recurring gain of $1,073, which was included in non-recurring charges in the Consolidated Statements of Operations in the third quarter of fiscal 2001.

The non-recurring charges incurred affected the Company's financial position as follows:

| | Accrued Compensation | Other Liabilities |
|---|---|---|
| Balance as of September 29, 2000 | $ 405 | $ 6,413 |
| Additional charges (adjustments) | 328 | (2,023) |
| Cash paid out | (336) | (2,844) |
| Non-cash (write-offs) adjustments | — | (1,150) |
| Balance as of September 28, 2001 | 397 | 396 |
| Additional charges | 2,385 | 1,729 |
| Cash paid out | (703) | (385) |
| Balance as of September 27, 2002 | 2,079 | 1,740 |
| Additional charges (adjustments) | 513 | (353) |
| Cash paid out | (1,696) | (219) |
| Balance as of September 26, 2003 | $ 896 | $ 1,168 |

During fiscal year 2003, the Company paid cash of $1,915 related to contractual liabilities, severance, and lease termination costs. The remaining amounts are expected to be paid primarily by the end of the second quarter of fiscal 2004.

## NOTE 5 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, consists of:

| | 2003 | 2002 |
|---|---|---|
| Land | $ 115 | $ 115 |
| Buildings | 2,651 | 3,731 |
| Machinery and equipment | 54,359 | 54,244 |
| Total property, plant and equipment | 57,125 | 58,090 |
| Less accumulated depreciation | (37,227) | (33,421) |
| Net property, plant and equipment | $ 19,898 | $ 24,669 |

## NOTE 6 BORROWINGS

### Credit Facility

The Company entered into a new credit agreement on April 22, 2002. This agreement replaced the Company's prior lines of credit. The total borrowings were $40,000, which consisted of a revolving loan of $25,000 and a term loan of $15,000. The revolving loan is due in April 2004. As of September 26, 2003 the revolving loan balance was $10,000 and the term loan balance was $1,750. The remaining amount of $11,750 is payable in 2004. The loans are secured by substantially all assets of the Company. As of September 26, 2003, interest rates ranged from 2.6% to 4.0%. The interest rate can fluctuate quarterly based upon the actual leverage ratios between the lesser of the LIBOR rate plus 125 basis points or the prime rate and the greater of the LIBOR rate plus 325 basis points or the prime rate plus 50 basis points. The loans also include various financial covenants including a leverage ratio, a fixed charge coverage ratio, tangible net worth and capital expenditure limits. The Company was in compliance with these covenants as of September 26, 2003.

### Long-term debt

The Company has entered into credit facilities with financial institutions to finance equipment purchases. These loans are secured by the financed equipment and bear interest at an average rate of 6.5%. As of September 26, 2003 and September 27, 2002, the Company had $2,618 and $11,686 outstanding under these loans. Aggregate maturities over the next five years are $441 in 2004, $470 in 2005, $502 in 2006, $535 in 2007, $571 in 2008, and $99 thereafter. These agreements expire in December 2008. Covenants under these agreements are not considered restrictive to normal operations.

**Capitalized Leases**

During the third quarter of fiscal 2002, the Company entered into a capital lease for the leasehold improvements in its new offices. Included in property, plant and equipment was $1,422 of assets as of September 26, 2003, and September 27, 2002. Accumulated depreciation was $254 and $51 related to capitalized leases as of September 26, 2003 and September 27, 2002, respectively. Future minimum payments under capital lease obligations at September 26, 2003 are as follows:

| | |
|---|---|
| 2004 | $ 246 |
| 2005 | 246 |
| 2006 | 246 |
| 2007 | 246 |
| 2008 | 246 |
| Thereafter | 207 |
| Total minimum lease payments | 1,437 |
| Less amounts representing interest | 215 |
| Present value of net minimum lease payments | 1,222 |
| Less current portion | 182 |
| Long-term portion of obligations | $1,040 |

## NOTE 7 OTHER CURRENT LIABILITIES

Other current liabilities consist of:

| | 2003 | 2002 |
|---|---|---|
| Warranty reserve | $ 2,372 | $ 2,538 |
| Contractual liabilities and losses | 1,792 | 3,138 |
| Income taxes payable | 5,277 | 2,545 |
| Other | 4,057 | 3,086 |
| Total | $13,498 | $11,307 |

The Company provides a warranty for its products and establishes an allowance at the time of sale adequate to cover costs during the warranty period. The warranty period is generally between 12 and 36 months. This reserve is included in other current liabilities.

The reconciliation of the changes in the warranty reserve is as follows:

| | 2003 |
|---|---|
| Balance at beginning of period | $ 2,538 |
| Cash paid for warranty repairs | (2,905) |
| Provision for current period sales | 2,489 |
| Provision for prior period sales | 250 |
| Balance at end of period | $ 2,372 |

## NOTE 8 INCOME TAXES

The components of income (loss) before income taxes consist of the following:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Domestic | $25,634 | $(6,852) | $19,332 |
| Foreign | (1,855) | 1,911 | 2,419 |
| Total | $23,779 | $(4,941) | $21,751 |

The following table summarizes the provision for US federal, state and foreign taxes on income:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Current: | | | |
| Federal | $6,373 | $ 2,422 | $2,685 |
| State | 925 | 659 | 290 |
| Foreign | — | 517 | 356 |
| | 7,298 | 3,598 | 3,331 |
| Deferred: | | | |
| Federal | 1,461 | (4,820) | 3,252 |
| State | 388 | (620) | 629 |
| Foreign | (570) | (37) | 2 |
| | 1,279 | (5,477) | 3,883 |
| | $8,577 | $(1,879) | $7,214 |

The differences between the U.S. federal statutory tax rate and the Company's effective rate are as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Computed statutory rate | 35.0% | (35.0)% | 35.0% |
| State income taxes, net of federal tax benefits | 4.5 | (4.5) | 4.1 |
| Effect of foreign tax rates | (1.2) | (1.4) | (0.7) |
| Permanent differences resulting from purchase accounting | — | 16.0 | 1.0 |
| Federal and state settlements | — | (20.2) | — |
| Change in valuation allowance | (4.2) | 20.0 | (3.2) |
| Research credits | (1.3) | (12.7) | (2.3) |
| Effect of change in tax-rates | — | — | (1.8) |
| Benefit of tax exempt interest earned | — | (2.1) | (0.6) |
| Other, net | 3.3 | 1.9 | 1.7 |
| Effective tax rate | 36.1% | (38.0)% | 33.2% |

The tax effects of temporary differences and carryforwards which gave rise to significant portions of the deferred tax assets and liabilities as of September 26, 2003, and September 27, 2002 were as follows:

| | 2003 | 2002 |
|---|---|---|
| Deferred tax assets: | | |
| Inventory reserves | $ 2,107 | $ 1,645 |
| Other reserves and liabilities | 3,357 | 2,567 |
| Non-recurring charges | 4,873 | 7,885 |
| Net operating loss carryforwards | 697 | — |
| Foreign tax credits | 1,281 | 2,215 |
| AMT and General business credits | 658 | 1,220 |
| Gross deferred tax assets | 12,973 | 15,532 |
| Valuation allowance | — | (1,000) |
| Deferred tax assets | 12,973 | 14,532 |
| Deferred tax liabilities: | | |
| Accumulated depreciation | (3,490) | (2,665) |
| Intangibles | (2,073) | (3,178) |
| Deferred tax liabilities | (5,563) | (5,843) |
| Net deferred tax asset | $ 7,410 | $ 8,689 |

The deferred tax assets and liabilities are recorded in the following balance sheet accounts:

| | 2003 | 2002 |
|---|---|---|
| Other current assets | $ 9,679 | $10,967 |
| Other assets | — | 3,754 |
| Other current liabilities | (148) | (169) |
| Other long-term liabilities | (2,121) | (5,863) |
| Total | $ 7,410 | $ 8,689 |

During fiscal years 2003, 2002, and 2001 the Company recognized tax benefits of $2,697, $2,535, and $2,060, respectively, related to differences between financial and tax reporting of stock option transactions. This difference was credited to common stock.

During 2002, the Company acquired net deferred tax liabilities of $4,819 related to the purchase of DOME.

The Company establishes a valuation allowance for certain deferred tax assets, including net operating loss and tax credit carryforwards. SFAS No. 109 requires that such a valuation allowance be recorded when it is more likely than not that some portion of the deferred tax assets will not be realized. For fiscal year 2003, the valuation reserve decreased by $1,000 due to changes in facts and circumstances related to the utilization of tax credit carryforwards, and for fiscal 2002, the valuation reserve increased by $575.

At September 26, 2003 and September 27, 2002, the Company had foreign tax credits of approximately $1,281 and $2,215, respectively, available to reduce future federal tax. The carryforwards expire at various dates through 2008.

## NOTE 9 SHAREHOLDERS' EQUITY

### Preferred stock

The Company is authorized to issue up to 10,000,000 shares of preferred stock at $.01 par value. At September 26, 2003, no shares of preferred stock have been issued; however, 200,000 shares of Series D Junior Participating Preferred Stock have been reserved for issuance in connection with the Company's Shareholder Rights Plan. Additional series of preferred stock may be designated and the related rights and preferences fixed by action of the Board of Directors.

### Stock options

In fiscal 1994, the Company adopted the 1993 Stock Incentive Plan, which provides for the granting of options to buy shares of Common Stock. These options are intended to either qualify as "incentive stock options" under the Internal Revenue Code or "non-qualified stock options" not intended to qualify. Under the 1993 plan, options issued prior to fiscal 2000 generally become exercisable 25% one year after grant and 6.25% per quarter thereafter, and expire ten years after grant. Options issued after the beginning of fiscal 2000 generally become exercisable 25% each six months after grant, and expire 4 years after grant. Certain options that vest based on the passage of time have acceleration provisions based on objective performance criteria determined at the grant date of the option. During fiscal 1997, the Company adopted the 1996 Stock Incentive Plan with the same provisions and guidelines as the aforementioned 1993 plan. During fiscal 1999, the Company adopted the 1999 Non Qualified Stock Option Plan with the same provisions and guidelines as the aforementioned 1993 plan.

The option price under all plans is the fair market value as of the date of the grant. Total shares reserved under these plans are 4,465,000 shares.

The Company assumed stock options of 620,782 granted to former employees of DOME at the time of acquisition. The options assumed were outside of the Company's plans, but are administered as if issued under the plans. All of the assumed options have been adjusted to give effect to the conversion under the terms of the agreement between the Company and DOME. The assumed options generally are immediately exercisable and expire ten years from the date of grant. No additional stock options will be granted under any of the assumed plans.

The Company also adopted a 1993 stock option plan for Nonemployee Directors that provides an automatic annual grant to each outside director of the Company. Total annual grants under this plan cannot exceed 60,000 shares per year.

Information regarding these option plans is as follows:

| | Number of Shares | Weighted Average Option Prices |
|---|---|---|
| Options outstanding at September 29, 2000 | 2,191,790 | $ 9.55 |
| Granted | 615,130 | 21.59 |
| Exercised | (576,885) | 9.91 |
| Canceled | (181,290) | 11.96 |
| Options outstanding at September 28, 2001 | 2,048,745 | 13.28 |
| Granted | 1,017,289 | 20.68 |
| Exercised | (536,499) | 6.00 |
| Canceled | (62,365) | 20.50 |
| Assumed in acquisition of DOME | 620,782 | 5.79 |
| Options outstanding at September 27, 2002 | 3,087,952 | 15.40 |
| Granted | 540,160 | 19.85 |
| Exercised | (679,122) | 9.10 |
| Canceled | (388,377) | 20.19 |
| Options outstanding at September 26, 2003 | 2,560,613 | 17.34 |
| Exercisable at September 26, 2003 | 1,751,787 | |
| Exercisable at September 27, 2002 | 1,841,122 | |
| Exercisable at September 28, 2001 | 1,212,821 | |

### Statement of Financial Accounting Standards No. 123

During 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" which defines a fair value based method of accounting for an employee stock option or similar equity instrument. As is permitted under SFAS No. 123, the Company has elected to continue to account for its stock-based compensation plans under APB Opinion No. 25. The Company has computed, for proforma disclosure purposes, the value of all options granted during 2002, 2001, and 2000 using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following weighted average assumptions for grants:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Risk free interest rate | 2.6% | 4.0% | 5.1% |
| Expected dividend yield | — | — | — |
| Expected lives (in years) | 4.2 | 4.2 | 4.1 |
| Expected volatility | 68.8% | 71.8% | 76.6% |

Using the Black-Scholes valuation method, the total value of options granted during fiscal 2003, 2002, and 2001 was $5,743, $10,734, and $8,736, respectively, which would be amortized on a proforma basis over the vesting period of the options. The weighted average fair value of options granted during fiscal 2003, 2002, and 2001 was $10.63, $14.14, and $13.25 per share, respectively.

The following table summarizes information about stock options and grants outstanding at September 26, 2003:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Weighted Number Outstanding at 9/26/03 | Average of Remaining Contractual Life | Weighted Average Exercise Price | Number of Shares Exercisable at 9/26/03 | Weighted Average Exercise Price |
| $0.48–$0.48 | 8,577 | 3.2 | $ 0.48 | 8,577 | $ 0.48 |
| $6.06–$9.00 | 379,146 | 5.5 | 6.97 | 376,021 | 6.98 |
| $9.50–$14.25 | 333,265 | 4.4 | 12.38 | 328,032 | 12.39 |
| $14.27–$21.31 | 1,237,386 | 3.5 | 18.98 | 749,043 | 18.78 |
| $21.50–$31.50 | 602,239 | 3.5 | 23.49 | 290,114 | 24.46 |
| $0.48–$31.50 | 2,560,613 | 3.9 | $17.34 | 1,751,787 | $15.90 |

### Performance restricted stock

The 1996 Stock Incentive Plan provides for the issuance of restricted stock to employees. The shares issued vest over a two- to five-year period, based on the attainment of specified performance measures or the passage of time. In the event the performance measures are not met, any unvested shares would vest at the end of ten years. No restricted stock has been issued to employees within the past three years.

### Employee Stock Purchase Plan

In fiscal 1995, the Company adopted the 1994 Employee Stock Purchase Plan, which provides that eligible employees may contribute, through payroll deductions, up to 10% of their earnings toward the purchase of the Company's Common Stock at 85 percent of the fair market value at specific dates. At September 26, 2003, 112,525 shares remain available for purchase through the plan and there were 460 employees eligible to participate in the plan, of which 134 or 29.1%, were participants. Employees purchased 57,383 shares, at an average price of $11.35 per share during the year. Total receipts to the Company were $651. Since the plan is non-compensatory, no charges to operations have been recorded. The fair value of the purchase rights is estimated on the first day of the offering period using the Black-Scholes option pricing model. The fair value of the shares issued in fiscal 2003 and 2002 was $4.45 and $7.08 per share, respectively. In fiscal 2003 and 2002, the risk free interest rate was 1.4 % and 2.3%, the expected dividend yield was 0% and 0%, the expected lives were 0.5 years and 0.5 years, and the expected volatility was 71.8% and 71.8%, respectively.

### Shareholders Rights Plan

In February 1996, the Board of Directors approved a shareholder rights plan and declared a dividend of one preferred share purchase right for each outstanding common share. Each right represents the right to purchase one hundredth of a share of Preferred Stock, at an exercise price of $60.00, subject to adjustment. The rights are only exercisable ten days after a person or group acquires, or commences a tender or exchange offer to acquire, beneficial ownership of 15% or more of the Company's outstanding common stock. Subject to the terms of the shareholder rights plan and the discretion of the Board of Directors, each right would entitle the holder to purchase one share of Common Stock of the Company for each right at one-half of the then-current price. The rights expire in February 2006, but may be redeemed by action of the Board of Directors prior to that time at $.01 per right.

## NOTE 10 COMMITMENTS

Most of the Company's office and manufacturing facilities are subject to long-term operating leases. In addition, regional sales offices and automobiles are subject to leases with terms ranging from one to twelve months.

At September 26, 2003, the minimum annual operating lease payments are:

| Fiscal year ending in September | |
|---|---|
| 2004 | $ 3,912 |
| 2005 | 3,911 |
| 2006 | 3,054 |
| 2007 | 3,096 |
| 2008 | 2,530 |
| Thereafter | 6,968 |
| | $23,471 |

Total rent expense was $3,995, $2,817, and $2,667, and for the years ended September 26, 2003, September 27, 2002, and September 28, 2001, respectively.

## NOTE 11 BUSINESS SEGMENTS

The Company is organized based upon the markets for the products and services that it offers. Under this organizational structure, the Company operates in three main segments: Industrial, Medical, and Commercial. The Industrial and Medical segments derive revenue primarily through the development and marketing of electroluminescent displays, liquid crystal displays and color active matrix liquid crystal displays. Prior to fiscal year 2003, the Company also reported sales and operating income from its Transportation segment. The Company has now combined the Transportation segment with the Industrial segment. Prior year amounts have been reclassified to conform to the fiscal year 2003 presentation. The Commercial segment derives revenue primarily through the marketing of color active matrix liquid displays and plasma displays that are sold through distributors to end users.

The information provided below is obtained from internal information that is provided to the Company's chief operating decision-maker for the purpose of corporate management. Research and development expenses consist of both research and Quantum program expenses and product development expenses. Research expenses are allocated to the segments based upon a percentage of budgeted sales. Product development expenses are specifically identified by segment. Sales and marketing expenses are generally allocated based upon a percentage of budgeted sales with the exception of sales personnel costs which are specifically identified by segment. General and administrative expenses are allocated based upon a percentage of budgeted sales. Depreciation expense, interest expense, interest income, other non-operating items and income taxes by segment are not included or disclosed in the internal information provided to the chief operating decision-maker and are therefore not presented below. Inter-segment sales are not material and are included in net sales to external customers below.

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net sales to external customers (by segment): | | | |
| Medical | $ 88,636 | $ 78,968 | $ 71,135 |
| Industrial | 66,024 | 72,115 | 122,283 |
| Commercial | 97,267 | 54,846 | 14,534 |
| Total sales | $251,927 | $205,929 | $207,952 |
| Net sales to external customers (by geography): | | | |
| United States | $204,027 | $157,367 | $158,515 |
| Other | 47,900 | 48,562 | 49,437 |
| Total sales | $251,927 | $205,929 | $207,952 |
| Operating income (loss): | | | |
| Medical | $ 8,789 | $ 12,149 | $ 4,132 |
| Industrial | 16,025 | 4,741 | 17,337 |
| Commercial | 743 | 1,952 | (904) |
| Non-recurring charges | (495) | (22,221) | 2,006 |
| Total operating income (loss) | $ 25,062 | $ (3,379) | $ 22,571 |

The assets and related capital expenditures of the Company are not reported by segment. Property, plant and equipment by geography is as follows:

| | 2003 | 2002 |
|---|---|---|
| US | $16,225 | $20,371 |
| Europe | 3,673 | 4,298 |
| Total Assets | $19,898 | $24,669 |

Products sold within the Commercial and Medical segments to one customer comprised 19% of total consolidated sales for both of the years ended September 26, 2003 and September 27, 2002.

## NOTE 12 401(K) AND PROFIT SHARING

All employees in North America over 21 years of age are eligible to participate immediately in the 401(k) savings and profit sharing plan. Employees can contribute up to 15% of their gross pay subject to statutory maximums. The Company matches 55% of the first 10% of each participating employee's contributions, also subject to statutory maximums. Employer contributions vest immediately. The 401(k) plan expense amounted to $894, $758, and $965, for the years ended September 26 2003, September 27, 2002, and September 28, 2001 respectively.

## NOTE 13 COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) and its components have no impact on the Company's net income (loss) or total shareholders' equity. Comprehensive income (loss) and its components were as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net income (loss) (net of tax of $8,577, $(1,879), and $7,214, respectively) | $15,202 | $(3,062) | $14,537 |
| Other comprehensive income (loss): | | | |
| Currency translation adjustment (net of tax of $1,034, $1,417, and $492, respectively) | 2,618 | 2,312 | 998 |
| Unrealized loss on available for sale securities (net of tax of $(98), $(88), and $(79), respectively) | (248) | (143) | (160) |
| Total comprehensive income (loss) | $17,572 | $ (893) | $15,375 |

## NOTE 14 SUBSEQUENT EVENT

On December 16, 2003, the Company entered into a $50.0 million credit agreement, replacing the Company's existing credit agreement. The agreement expires December 1, 2008. The borrowings are secured by substantially all assets of the Company. The interest rates can fluctuate quarterly based upon the actual funded debt to EBITDA ratio and the LIBOR rate. The agreement includes the following financial covenants: a fixed charge ratio, minimum EBITDA, minimum net worth and a funded debt to EBITDA ratio.

For every company, there are mission-critical moments when its strategies, people and products are put to the test. At Planar our critical mission is to create sustainable shareholder value by providing the most dependable display solutions for our customers.

PLANAR

PLANAR



www.planar.com